                                           Filed Pursuant to Rule 424(b)(3)
                                           Registration No. 333-24275


PROSPECTUS

INTEVAC, INC.

$57,500,000

6 1/2% CONVERTIBLE SUBORDINATED NOTES DUE 2004 AND SHARES OF COMMON STOCK ISSUABLE UPON CONVERSION THEREOF

This Prospectus relates to resales from time to time by holders of $57,500,000 aggregate principal amount of 6 1/2% Convertible Subordinated Notes due 2004 (the "Convertible Notes") of Intevac, Inc. (the "Company") and the shares of Common Stock, no par value (the "Common Stock") of the Company issuable upon the conversion of the Convertible Notes (the "Conversion Shares"). The Convertible Notes and the Conversion Shares may be offered from time to time for the accounts of the securityholders named herein (the "Selling Securityholders"). The Convertible Notes and Conversion Shares issuable upon conversion thereof were issued in a private placement by the Company to certain institutional investors and non-U.S. investors in February and March of 1997.

The Convertible Notes will mature on March 1, 2004. Interest on the Convertible Notes will be paid semiannually on March 1 and September 1 of each year, commencing September 1, 1997. The Convertible Notes are convertible, at the option of the holder thereof, at any time after 90 days following the last date of original issuance thereof and prior to maturity, unless previously redeemed or repurchased, into shares of Common Stock at a conversion price of $20.625 per share, subject to adjustment in certain events.

The Convertible Notes are redeemable, in whole or in part, at the option of the Company, at any time on and after March 3, 2000, at the redemption prices set forth herein together with accrued interest. The Convertible Notes do not provide for any sinking fund. Upon a Designated Event (as defined), holders of the Convertible Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of the Convertible Notes at a purchase price equal to 101% of the principal amount thereof together with accrued and unpaid interest to the date of purchase. See "Description of Convertible Notes -- Repurchase at the Option of Holders."

The Convertible Notes are unsecured obligations of the Company and are subordinate in right of payment to all Senior Debt (as defined) of the Company. As of February 28, 1997, the Company had approximately $2 million of indebtedness outstanding that would have constituted Senior Debt.

        The Convertible Notes and the Conversion Shares may be offered by the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Convertible Notes or Conversion Shares directly or to or through broker-dealers, who may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Convertible Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions). The Company will not receive any of the proceeds from the sale of the Convertible Notes or Conversion Shares by the Selling Securityholders. The Company has agreed to pay all expenses incident to the offer and sale of the Convertible Notes and Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. See "Plan of Distribution."

        The Convertible Notes are currently eligible for trading on the PORTAL Market. Convertible Notes sold pursuant to this Prospectus will not remain eligible for trading on the PORTAL Market. The Common Stock is traded on the Nasdaq National Market under the symbol "IVAC."

                           -------------------------
THE CONVERTIBLE NOTES AND THE COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 8.
                           -------------------------
  THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
      EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION
          PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY
             REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.
                           -------------------------
                  The date of this Prospectus is  May 5, 1997.

                             AVAILABLE INFORMATION

     The Company has filed with the Securities and Exchange Commission (the "Commission") a Registration Statement under the Securities Act of 1933, as amended (the "Securities Act"), on Form S-3 (together with all amendments and exhibits thereto) with respect to the Convertible Notes and Conversion Shares offered hereby. This Prospectus does not contain all of the information set forth in the Registration Statement and the exhibits thereto, certain parts of which have been omitted in accordance with the rules and regulations of the Commission. For further information with respect to the Company, the Convertible Notes and the Common Stock offered hereby, reference is made to the Registration Statement and the exhibits thereto. Statements contained in this Prospectus regarding the contents of any contract or other document are not necessarily complete and in each instance reference is hereby made to the copy of such contract or document filed as an exhibit to the Registration Statement. Copies of the Registration Statement and the exhibits thereto may be inspected, without charge, at the principal office of the Commission located at 450 Fifth Street, N.W., Washington, D.C. 20549, the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048, and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, or obtained upon payment of prescribed rates from the Public Reference Section of the Commission at its principal office.

     The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's Regional Offices located at Seven World Trade Center, 13th Floor, New York, New York 10048 and at Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. The Commission maintains a website that contains reports, proxy and information statements and other information regarding registrants that file electronically with the Commission. The address of such web site is http://www.sec.gov. The Company's Common Stock is listed on the Nasdaq National Market, 1735 K Street, N.W., Washington, D.C. 20006, and reports, proxy statements and other information concerning the Company can be inspected at said office.

                     INFORMATION INCORPORATED BY REFERENCE

     The following documents filed by the Company with the Commission (File No. 000-26946) pursuant to the Exchange Act are incorporated herein by reference:

          1. The Company's Annual Report on Form 10-K for the fiscal year ended December 31, 1996 (the "Form 10-K").

          2. The Company's Proxy Statement for its 1996 Annual Meeting of Shareholders, dated April 15, 1996 (other than the portions thereof deemed not filed with the Commission).

          3. The Company's Current Reports on Form 8-K filed on February 20, 1997 and March 11, 1997.

     In addition, all reports and other documents subsequently filed by the Company pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the securities hereby shall be deemed to be incorporated by reference in this Prospectus from the date of filing of such documents. Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any subsequently filed document that is also or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

     The Company will provide without charge to each person, including any beneficial owner, to whom this Prospectus is delivered, upon the written or oral request of such person, a copy of any and all of the documents that are incorporated herein by reference (other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into such documents). Requests for such documents should be directed to Intevac, Inc., Attn: Investor Relations, 3550 Bassett Street, Santa Clara, California 95054, telephone number:
(408) 986-9888.

                                ---------------

"Intevac" and "D-Star" are registered trademarks of the Company. This Prospectus also contains other trademarks of the Company and includes tradenames and trademarks of other companies.

                               PROSPECTUS SUMMARY

     The following summary is qualified in its entirety by, and is subject to, the more detailed information appearing elsewhere or incorporated by reference in this Prospectus, including the information set forth under "Risk Factors." This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed in "Risk Factors."

                                  THE COMPANY

     Intevac, Inc. ("Intevac" or the "Company") is a leading supplier of static sputtering systems and related manufacturing equipment used to manufacture thin-film disks for computer hard disk drives. Sputtering is a complex vacuum deposition process used to deposit multiple thin-film layers on a disk. The Company's primary objective is to be the industry leader in supplying disk sputtering equipment by providing disk sputtering systems which have both the highest overall performance and the lowest cost of ownership in the industry. The Company's principal product, the MDP-250B, which is the fourth generation of the Company's Magnetic Disk Processing ("MDP") system, enables disk manufacturers to achieve high coercivities, high signal-to-noise ratios, minimal disk defects, durability and uniformity, all of which are necessary in the production of high performance, high capacity disks. Additionally, the Company's static systems allow disk manufacturers to achieve low production costs through high yield, high uptime, and low acquisition, operating and facilities costs.

     To leverage its expertise in thin-film disk production, the Company has acquired and intends to acquire or develop related businesses, products and technologies that enable it to expand its current product offerings. For example, in 1996 the Company completed three acquisitions, including a company that manufactures disk lubrication equipment and a company that manufactures contact stop/start test equipment for hard disk drives and components, and the Company initiated development of a disk laser-texturing product. In addition, the Company believes that its expertise and technology may have applications other than for thin-film disk manufacturing and is in the process of expanding its product offerings to other areas, such as flat panel display manufacturing equipment and electro-optical products.

     Market demand for disk drives is growing rapidly, stimulated by demand for new and more powerful computers, the growing use of sophisticated network servers and the development of more memory intensive software, such as Windows NT and multimedia applications. The strong growth in unit shipments of disk drives has in turn stimulated the growth of the thin-film disk market. With the increasing demand for reliable, rapid access storage and the intense competitiveness in the disk drive industry, thin-film disk manufacturers continually seek to produce higher capacity thin-film disks at a lower cost per megabyte of storage. Traditionally, thin-film disk manufacturers used in-line systems for disk sputtering. In 1982, Varian formed a business unit to design a disk sputtering system to address certain inherent limitations of the in-line sputtering architecture. That business, acquired by the Company in 1991, developed a single disk, multiple chamber static sputtering system, similar in concept to the single wafer processing machines used by the semiconductor industry. The Company's static systems differ from in-line systems in that static sputtering provides for deposition with no relative movement between the sputtering source and the disk being coated. This provides advantages in disk uniformity and precise control of process parameters. The benefits of the static approach have caused a number of leading disk manufacturers to purchase the Company's static systems. Additionally, changing requirements in thin-film disk technology, such as the trend towards higher disk coercivity, lower flying heights, reduced stiction and the use of MR heads, as well as the production of disks in new locations, has created a need for the purchase of new sputtering systems.

     The Company typically offers its static sputtering systems to both captive and merchant thin-film disk manufacturers at list prices ranging from $2.0 million to $3.5 million depending on configuration. Since 1991, Intevac systems have been installed for or ordered by the following customers: Akashic Memories, Fuji Electric, Hitachi, HMT Technology, IBM, Komag, MaxMedia, Mitsubishi, Seagate Technology, Sony, Stormedia, Tae Il Media Co., Trace Storage Technology and Western Digital. Based on data published by TrendFOCUS in March 1996, an independent market research firm, the Company believes it has the largest number of installed static sputtering systems worldwide. Based upon MDP shipments, the Company believes it had 99 systems installed as of December 31, 1996. The Company sells and markets its products directly in the United States, and through exclusive distributors in Japan and Korea. The Company has established a subsidiary in Singapore and a branch office in Taiwan to support customers in Southeast Asia. The Company's backlog was $63.7 million at December 31, 1996.

                                  THE OFFERING

Securities Offered............   $57,500,000 aggregate principal amount of
                                 6 1/2% Convertible Subordinated Notes due 2004
                                 (the "Convertible Notes"), and the Common Stock issuable upon conversion thereof (the
                                 "Conversion Shares"). The Convertible Notes and
                                 Conversion Shares may be offered from time to time for the accounts of the securityholders named herein (the "Selling Securityholders").

Maturity......................   March 1, 2004.

Interest Payment Dates........   March 1 and September 1 of each year,
                                 commencing September 1, 1997.

Conversion....................   The Convertible Notes, unless previously
                                 redeemed or repurchased, are convertible at the option of the holder at any time after May 21, 1997 and prior to maturity into shares of Common Stock at a conversion price of $20.625 per share, subject to adjustment in certain events. See "Description of Convertible
                                 Notes -- Conversion."

Optional Redemption...........   The Convertible Notes may be redeemed, at the
                                 Company's option, in whole or from time to time in part, on at least 15 but not more than 60 days' prior notice, at any time on and after March 3, 2000, at the redemption prices set forth herein together with accrued and unpaid interest. See "Description of Convertible
                                 Notes -- Optional Redemption."

Ranking.......................   The Convertible Notes are unsecured
                                 obligations of the Company and are
                                 subordinate in right of payment to all Senior
                                 Debt (as defined) of the Company. The
                                 Convertible Notes are also structurally
                                 subordinated to all liabilities of subsidiaries of the Company. As of February 28, 1997, the
                                 Company had approximately $2 million of
                                 indebtedness outstanding that would have constituted Senior Debt. The Indenture contains no limitation on the incurrence of Senior Debt or other liabilities by the Company or its subsidiaries. See "Description of Convertible
                                 Notes -- Subordination of Convertible Notes."

Designated Events.............   Upon a Designated Event (as defined), holders
                                 of the Convertible Notes will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of their Convertible Notes at a purchase price equal to 101% of the principal amount thereof together with accrued and unpaid interest thereon to the date of the purchase.
                                 See "Description of Convertible Notes --
                                 Repurchase at the Option of Holders."


Use of Proceeds...............   The Company will not receive any of the
                                 proceeds from the sale of the Convertible Notes or the Conversion Shares.

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                (IN THOUSANDS, EXCEPT PER SHARE AND RATIO DATA)

                                                                            YEAR ENDED DECEMBER 31,
                                                                         -----------------------------
                                                                          1994       1995       1996
                                                                         -------    -------    -------
CONSOLIDATED STATEMENTS OF INCOME DATA:
  Net revenues.........................................................  $20,451    $42,882    $88,232
  Cost of net revenues.................................................   12,657     27,714     55,652
                                                                         -------    -------    -------
  Gross profit.........................................................    7,794     15,168     32,580
  Operating Expenses:
    Research and development...........................................    3,515      2,603      8,425
    Selling, general and administrative................................    2,248      4,550      8,391
    Acquired in-process research and development.......................       --         --      5,835(2)
  Operating income.....................................................    2,031      8,015      9,929(2)
  Income from continuing operations....................................    1,675      5,765      4,973
  Income (loss) from discontinued operations...........................     (267)     1,335         --
  Net income...........................................................  $ 1,408    $ 7,100    $ 4,973(2)
  Income per share from continuing operations(1).......................  $  0.16    $  0.54    $  0.39(2)
  Net income per share(1)..............................................  $  0.14    $  0.67    $  0.39(2)
  Shares used in per share calculations(1).............................   10,285     10,606     12,901

RATIO OF EARNINGS TO FIXED CHARGES(3):
  Actual...............................................................    13.20x     43.39x     22.57x
  Pro forma............................................................                           2.78x

                                                                                  DECEMBER 31, 1996
                                                                           --------------------------------
                                                                              ACTUAL         AS ADJUSTED(4)
                                                                           -------------     --------------
                                                                                              (UNAUDITED)
CONSOLIDATED BALANCE SHEET DATA:
  Cash, cash equivalents and short-term investments......................     $   938           $ 56,026
  Working capital........................................................      15,847             70,935
  Total assets...........................................................      68,085            125,585
  Long-term debt:
    6 1/2% Convertible Subordinated Notes due 2004.......................          --             57,500
    Other................................................................         730                730
  Total shareholders' equity.............................................      33,736             33,736

---------------
(1) See Note 2 of Notes to Consolidated Financial Statements in the Company's Form 10-K for an explanation of the determination of the number of shares used in computing net income per share.
(2) During 1996 the Company recorded a $5.8 million charge related to acquisitions of in-process technology in connection with two acquisitions completed during 1996. Excluding this $5.8 million charge, the Company's pro forma operating income and net income for 1996 would have been $15.8 million and $10.8 million, respectively, and pro forma net income per share would have been $0.84.
(3) For the purpose of calculating the ratio of earnings to fixed charges, (i) earnings consist of income before income taxes, plus fixed charges and (ii) fixed charges consist of interest expense incurred and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases. The pro forma ratio of earnings to fixed charges reflects the interest expense on the Convertible Notes as if the Convertible Notes had been issued at the beginning of the respective periods presented.

(4) Adjusted to reflect the sale of $57.5 million of Convertible Notes issued in February and March of 1997.

                                  RISK FACTORS

     In addition to the other information in this Prospectus the following risk factors should be considered carefully in evaluating the Company and its business before purchasing any Convertible Notes or Shares of Common Stock offered hereby. This contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, those discussed below.

FLUCTUATIONS IN OPERATING RESULTS

     The Company's operating results have historically been subject to significant quarterly and annual fluctuations. The Company derives most of its net revenues from the sale of a relatively small number of sputtering systems. The number of systems accepted by customers in any particular quarter has varied from one to nine and, as a result, the Company's net revenues and operating results for a particular period could be materially adversely affected if an anticipated order for even one system is not received in time to permit shipment and customer acceptance during that accounting period. The Company's backlog at the beginning of a quarter may not include all system orders needed to achieve the Company's revenue objectives for that quarter. Orders in backlog are subject to cancellation, and although in some cases the Company requires a deposit on orders for its systems, such deposits may not be sufficient to cover the expenses incurred by the Company for the manufacture of the cancelled systems or fixed operating expenses associated with such systems to the date of cancellation. From time to time, in order to meet anticipated customer demand, the Company has manufactured disk sputtering systems in advance of the receipt of orders for such systems. The Company expects to continue this practice in the future. In the event that anticipated orders are not received as expected, the Company could be materially adversely affected by higher inventory levels and increased exposure to surplus and obsolete inventory write-offs. Orders may be subject to cancellation, delay, deferral or rescheduling by a customer. From the date the Company receives an order, it often takes more than six months before the net revenues from such order are recognized and even longer before final payment is received. The relatively long manufacturing cycles of many of the Company's products have caused and could cause shipments of such products to be delayed from one quarter to the next, which could materially adversely affect the Company's business, financial condition and results of operations for a particular quarter. Announcements by the Company or its competitors of new products and technologies could cause customers to defer purchases of the Company's existing systems, which would have a material adverse effect on the Company's business, financial condition and results of operations.

     Installing and integrating new sputtering systems into the thin-film disk manufacturing process requires a substantial investment by a customer. Therefore, customers often require a significant number of product presentations and demonstrations, as well as substantial interaction with the Company's senior management, before making a purchasing decision. Accordingly, the Company's systems typically have a lengthy sales cycle during which the Company may expend substantial funds and management time and effort with no assurance that a sale will result. Furthermore, the Company's expense levels are based, in part, on its expectations as to future net revenues. If revenue levels are below expectations, operating results are likely to be adversely affected. Net income, if any, may be disproportionately affected by a reduction in net revenues because a proportionately smaller amount of the Company's expenses varies with its net revenues. The impact of these and other factors on the Company's revenues and operating results in any future period cannot be forecasted with certainty. Due to all of the foregoing factors, the Company expects its quarterly operating results to fluctuate significantly and may in certain quarters be below the expectations of securities analysts and investors. In such event it is likely the price of the Company's Common Stock would be materially adversely affected.

     The Company believes that its operating results will continue to fluctuate on a quarterly and annual basis due to a variety of factors. These factors include the cyclicality of the thin-film disk manufacturing and disk drive industries, patterns of capital spending by customers, the timing of significant orders, order cancellations and shipment reschedulings, market acceptance of the Company's products, unanticipated delays in design, engineering or production or in customer acceptance of product shipments, changes in pricing by the Company or its competitors, the timing of product announcements or introductions by the Company or its competitors, discounts offered by the Company to sell demonstration units, the mix of systems sold, the relative proportions of sputtering systems, system components and subassemblies, and contract research and development net revenues, the availability and cost of components and subassemblies, changes in product development costs, expenses associated with any acquisitions and exchange rate fluctuations. Over the last 8 quarters the Company's gross margin and operating income (loss) as a percentage of net revenues has fluctuated from approximately 32% to 40% of net revenues and
(9)% to 21% of net revenues, respectively. The Company anticipates that its gross and operating margins will continue to fluctuate. As a result, the Company believes that period-to-period comparisons of its results of operations are not necessarily meaningful and should not be relied upon as indications of future performance.

CYCLICALITY OF THE MEDIA MANUFACTURING INDUSTRY

     The Company's business depends upon capital expenditures by manufacturers of thin-film disks, including manufacturers that are opening new fabrication facilities, expanding or upgrading existing facilities or replacing obsolete equipment, which in turn depend upon the current and anticipated market demand for hard disk drives. The disk drive industry is cyclical and historically has experienced periods of oversupply. Within the past year, many media manufacturers have undertaken programs to increase capacity. In addition, Hyundai has announced plans to commence media manufacturing. This industry-wide increase in capacity may lead to a period of oversupply of thin-film disks, resulting in significantly reduced demand for thin-film disk production and for the capital equipment used in such production, including the systems manufactured and marketed by the Company. In recent years, particularly in very recent periods, the disk drive industry has experienced significant growth, which, in turn, has caused significant growth in the capital equipment industry supplying manufacturers of thin-film disks. There can be no assurance that such growth will continue. The Company anticipates that a significant portion of new orders will depend upon demand from thin-film disk manufacturers building or expanding fabrication facilities, and there can be no assurance that such demand will exist. The Company's business, financial condition and results of operations could be materially adversely affected by downturns or slowdowns in the disk drive market.

     Sales of the Company's systems depend, in significant part, upon the decision of a prospective customer to replace obsolete equipment or to increase manufacturing capacity by upgrading or expanding existing manufacturing facilities or constructing new manufacturing facilities, all of which typically involve a significant capital commitment. In addition, the cyclicality of the disk drive industry, among other factors, may cause prospective customers to postpone decisions regarding major capital expenditures, including purchases of the Company's systems. In the event customers delay the purchase of the Company's systems, the Company's business, financial condition and results of operations could be materially adversely affected.

INTENSE COMPETITION

     The Company experiences intense competition worldwide from three principal competitors, Ulvac Japan, Ltd. ("Ulvac"), Balzars A.G. ("Balzars") and Anelva Corporation ("Anelva"), each of which is a large manufacturer of complex vacuum equipment and thin-film disk manufacturing systems and has sold a substantial number of thin-film disk sputtering machines worldwide. Each of Ulvac, Balzars and Anelva is a manufacturer of in-line and static systems, and each has substantially greater financial, technical, marketing, manufacturing and other resources than the Company. The Company also experiences competition from other manufacturers of in-line sputtering systems used in thin-film disk fabrication facilities as well as the manufacturers of thin-film disks that have developed the capability to manufacture their own sputtering systems. There can be no assurance that the Company's competitors will not develop enhancements to, or future generations of, competitive products that will offer superior price or performance features or that new competitors will not enter the Company's markets and develop such enhanced products. Furthermore, the failure of manufacturers of thin-film disks currently using in-line machines and manufacturers using internally developed sputtering systems to switch to static sputtering systems in the future could adversely affect the Company's ability to increase its sputtering system market share.

     In addition, the Company's three principal competitors are based in foreign countries and have cost structures and system prices based on foreign currencies. Accordingly, currency fluctuations could cause the Company's dollar-priced products to be less competitive than its competitors' products priced in other currencies. Currency fluctuations could also increase the Company's cost structure relative to those of its competitors, which could make it more difficult for the Company to maintain its competitiveness.

     Given the lengthy sales cycle and the significant investment required to integrate a disk sputtering system into the manufacturing process, the Company believes that once a thin-film disk manufacturer has selected a particular supplier's disk sputtering equipment, the manufacturer generally relies upon that equipment for the specific production line application and frequently will continue to purchase its other disk sputtering equipment from the same supplier. The Company expects to experience difficulty in selling to a particular customer for a significant period of time if that customer selects a competitor's disk sputtering equipment. Accordingly, competition for customers in the disk sputtering equipment industry is particularly intense, and suppliers of disk sputtering equipment may offer pricing concessions and incentives to attract new customers, which could adversely affect the Company's business, financial condition and results of operations. Because of these competitive factors, there can be no assurance that the Company will be able to compete successfully in the future.

CUSTOMER CONCENTRATION

     Historically, a significant portion of the Company's revenues in any particular period have been attributable to sales to a limited number of customers. The Company's largest customers change from period to period as large thin-film disk fabrication facilities are completed and new projects are initiated. Matsubo, the Company's Japanese distributor, Seagate Technology ("Seagate") and HMT Technology accounted for 32%, 32% and 13% respectively, of the Company's total net revenues in 1996; Seagate, HMT Technology and Matsubo accounted for 40%, 20% and 17%, respectively, of the Company's total net revenues in 1995; and Trace Storage Technology ("Trace"), Matsubo, Seagate, Varian Associates and Komag accounted for 25%, 15% 13%, 12% and 10%, respectively, of the Company's total net revenues during 1994.

     The Company expects that sales of its products to relatively few customers will continue to account for a high percentage of its net revenues in the foreseeable future. For example, 64% of the Company's backlog at December 31, 1996 was represented by three customers for disk sputtering systems, with each customer representing 10% or more of the Company's backlog at December 31, 1996. None of the Company's customers has entered into a long-term agreement requiring it to purchase the Company's products. As purchases related to a particular new or expanded fabrication facility are completed, sales to that customer may decrease sharply or cease altogether. If completed contracts are not replaced on a timely basis by new orders from the same or other customers, the Company's net revenues could be adversely affected. The loss of a significant customer, any reduction in orders from any significant customer or the cancellation of a significant order from a customer, including reductions or cancellations due to customer departures from recent buying patterns, financial difficulties of a customer or market, economic or competitive conditions in the disk drive industry, could materially adversely affect the Company's business, financial condition and results of operations.

LIMITED NUMBER OF OPPORTUNITIES

     The Company's business depends upon capital expenditures by manufacturers of thin-film disks, of which there are a limited number worldwide. According to a March 1996 report by TrendFOCUS, an independent market research firm, as of the end of 1995 there were 187 installed disk sputtering lines (sputtering systems and related equipment such as plating, polishing, texturing, lubrication and test equipment as well as related handling equipment) worldwide and only 14 companies in the world with five or more installed disk sputtering lines. Therefore, winning or losing an order from any particular customer could significantly affect the Company's operating results. In addition, the Company's opportunities to sell its systems are further limited by the fact that many of the manufacturers of thin-film disks have adopted an in-line approach as opposed to the Company's static approach to thin-film disk manufacturing. These manufacturers have invested significant amounts of capital in their in-line systems, and there may be significant resistance to change to a static approach in the future. At times the Company has derived a significant proportion of its net revenues from sales of its systems to manufacturers constructing new thin-film disk fabrication facilities. The construction of new thin-film disk fabrication facilities involves extremely large capital expenditures, resulting in few thin-film disk fabrication facilities being constructed worldwide at any particular time. A substantial investment is also required by disk manufacturers to install and integrate additional thin-film disk manufacturing equipment in connection with upgrading or expanding their existing fabrication facilities. These costs are far in excess of the cost of purchasing the Company's system. The magnitude of such capital expenditures has caused certain thin-film disk manufacturers to forego purchasing significant additional thin-film disk manufacturing equipment. Consequently, only a limited number of opportunities for the Company to sell its systems may exist at any given time.

RAPID TECHNOLOGICAL CHANGE; NEW PRODUCTS

     The disk drive industry in general, and the thin-film disk manufacturing industry in particular, are characterized by rapid technological change and evolving industry standards. As a result, the Company must continue to enhance its existing systems and to develop and manufacture new systems with improved capabilities. This has required and will continue to require substantial investments by the Company in research and development to advance its technologies. The failure to develop, manufacture and market new systems, or to enhance existing systems, would have a material adverse effect on the Company's business, financial condition and results of operations. In the past, the Company has experienced delays from time to time in the introduction of, and certain technical difficulties with, certain of its systems and enhancements. In addition, the Company's competitors can be expected to continue to develop and introduce new and enhanced products, any of which could cause a decline in market demand for the Company's systems or a reduction in the Company's margins as a result of intensified price competition.

     Changes in the manufacturing processes for thin-film disks could also have a material adverse effect on the Company's business, financial condition and results of operations. The Company anticipates continued changes in the requirements of the disk drive industry and thin-film disk manufacturing technologies. There can be no assurance that the Company will be able to develop, manufacture and sell systems that respond adequately to such changes. In addition, the data storage industry is subject to constantly evolving technological standards. There can be no assurance that future technological innovations will not reduce demand for thin-film disks. The Company's business, financial condition and results of operations could be materially adversely affected by any trend toward technology that would replace thin-film disks as a storage medium.

     The Company has expended significant amounts for research and development for its disk sputtering systems, flat panel display manufacturing equipment and other new products under development, such as disk laser-texturing equipment and electro-optical products.

     The Company's success in developing and selling enhanced disk sputtering systems and other new products depends upon a variety of factors, including accurate prediction of future customer requirements, technology advances, cost of ownership, introduction of new products on schedule, cost-effective manufacturing and product performance in the field. The Company's new product decisions and development commitments must anticipate the requirements for the continuously evolving disk drive industry approximately two or more years in advance of sales. Any failure to accurately predict customer requirements and to develop new generations of products to meet those requirements would have a sustained material adverse effect on the Company's business, financial condition and results of operations. New product transitions could adversely affect sales of existing products, and product introductions could contribute to quarterly fluctuations in operating results as orders for new products commence and orders for existing products decline. There can be no assurance that the Company will be successful in selecting, developing, manufacturing and marketing new products or enhancements of existing products.

FLAT PANEL DISPLAY MANUFACTURING EQUIPMENT RISKS

     In 1996, the Company spent approximately $5.3 million to fund the development of equipment for use in the flat panel display ("FPD") industry, approximately 59% of which was paid for by the Company's development partners. In exchange for certain development funding, the Company has granted to one of its development partners the exclusive rights to manufacture and market the Company's FPD sputtering systems in Japan. As of December 31, 1996, all of the approximately $5.5 million advanced by the Company's development partner had been applied to qualifying costs. The Company has limited experience in the development, manufacture, sale and marketing of FPD manufacturing equipment, having sold only two rapid thermal processing ("RTP") systems to date and having not yet completed development of its FPD sputtering system. There can be no assurance that the market for FPD manufacturing equipment targeted by the Company will develop as quickly or to the degree that the Company currently anticipates, or that the Company's proposed FPD manufacturing equipment will achieve customer acceptance or that the Company will achieve any net revenues from the sale of proposed FPD manufacturing equipment. There can be no assurance that the Company will receive additional customer sponsored research and development funding in the future. The failure to receive additional customer sponsored research and development funds could result in the Company internally funding the development of such FPD manufacturing equipment and the costs of such research and development may have a material adverse effect on the Company's business, financial condition and results of operations. There can be no assurance that the Company will continue to fund research and development in the FPD area.

LEVERAGE

     In connection with the sale of the Convertible Notes, the Company incurred approximately $57.5 million in indebtedness which resulted in a substantial increase in the Company's ratio of long-term debt to total capitalization (shareholders' equity plus long-term debt) at December 31, 1996 from approximately 2.1% to approximately 63.3% on a pro forma basis. As a result of this indebtedness, the Company incurred substantial principal and interest obligations. The degree to which the Company is leveraged could have a material adverse effect on the Company's ability to obtain additional financing for working capital, acquisitions or other purposes and could make it more vulnerable to industry downturns and competitive pressures. The Company's ability to meet its debt service obligations will be dependent on the Company's future performance, which will be subject to financial, business and other factors affecting the operations of the Company, many of which are beyond its control.

SUBORDINATION AND ABSENCE OF FINANCIAL COVENANTS

     The Convertible Notes are unsecured and subordinated in right of payment to all Senior Debt of the Company. As a result of such subordination, in the event of any insolvency or liquidation of the Company, the assets of the Company will be available to satisfy obligations on the Convertible Notes only after all Senior Debt has been paid in full, and there may not be sufficient assets remaining to pay amounts due on any or all of the Convertible Notes then outstanding. In addition, the subordination provisions of the Indenture prohibit payment of the Convertible Notes at maturity or earlier redemption or repurchase if, on such date, a payment default exists on Senior Debt or a notice has been given of a covenant default on Designated Senior Debt (as defined). The Convertible Notes are also structurally subordinated to all liabilities of subsidiaries of the Company. The Indenture does not prohibit or limit the incurrence of Senior Debt or the incurrence of other indebtedness and other liabilities by the Company or any of its subsidiaries. The incurrence of additional indebtedness and other liabilities by the Company or any of its subsidiaries could adversely affect the Company's ability to satisfy its obligations on the Convertible Notes. As of February 28, 1997, the Company had approximately $2 million of outstanding indebtedness that would have constituted Senior Debt, which indebtedness was secured by an outstanding $2 million letter of credit. Such letter of credit was issued under the Company's $20.0 million credit agreement with Silicon Valley Bank and Bank of Hawaii (the "Credit Agreement"). To the extent the line of credit provided for under the Credit Agreement is drawn upon, any such borrowings would constitute Senior Debt. The Company anticipates that from time to time in the future it may incur indebtedness, including Senior Debt under the Credit Agreement or otherwise. Moreover, the cash flow and consequent ability of the Company to service debt, including the Convertible Notes, may become more dependent in the future upon the earnings from the business conducted by the Company through subsidiaries and the distribution of those earnings, or upon loans or other payments of funds by those subsidiaries, to the Company. See "Description of Convertible Notes - Subordination of Convertible Notes."

The Indenture does not contain any financial performance covenants. Consequently, the Company is not required under the Indenture to meet any financial tests such as those that measure the Company's working capital, interest coverage, fixed charge coverage or net worth in order to maintain compliance with the terms of the Indenture.

MANAGEMENT OF EXPANDING OPERATIONS

     The Company has recently experienced a period of rapid expansion in its operations that has placed, and could continue to place, a significant strain on the Company's management and other resources. The Company's ability to manage its expanding operations effectively will require it to continue to improve its operational, financial and management information systems, and to train, motivate and manage its employees. If the Company's management is unable to manage its expanding operations effectively, the Company's results of operations could be adversely affected.

     The Company's operating results will depend in significant part upon its ability to retain and attract qualified management, engineering, manufacturing, marketing, customer support and sales personnel. Competition for such personnel is intense and the Company has had difficulties attracting such personnel, and there can be no assurance that the Company will be successful in attracting and retaining such personnel. The failure to attract and retain such personnel could make it difficult to undertake or could significantly delay the Company's research and development efforts and the expansion of its manufacturing capabilities or other activities, which could have a material adverse effect on the Company's business, financial condition and results of operations.

MANUFACTURING RISKS

     The Company's systems have a large number of components and are highly complex. The Company may experience delays and technical and manufacturing difficulties in future introductions or volume production of new systems or enhancements. In addition, some of the systems built by the Company must be customized to meet individual customer site or operating requirements. The Company has limited manufacturing capacity and may be unable to complete the development or meet the technical specifications of its new systems or enhancements or to manufacture and ship these systems or enhancements in a timely manner. Such an occurrence would materially adversely affect the Company's business, financial condition and results of operations as well as its relationships with customers. In addition, the Company may incur substantial unanticipated costs early in a product's life cycle, such as increased cost of materials due to expediting charges, other purchasing inefficiencies and greater than expected installation and support costs which cannot be passed on to the customer. Any of such events could materially adversely affect the Company's business, financial condition and results of operations. Due to recent increases in demand, the average time between order and shipment of the Company's systems may increase substantially in the future. The Company's ability to quickly increase its manufacturing capacity in response to short-term increases in demand could be limited given the complexity of the manufacturing process, the lengthy lead times necessary to obtain critical components and the need for highly skilled personnel. The failure of the Company to satisfy any such short-term increases in demand and to keep pace with customer demand would lead to further extensions of delivery times, which could deter customers from placing additional orders, and could adversely affect product quality, which could have a materially adverse effect on the Company's business, financial condition and results of operations.

     In certain instances, the Company is dependent upon a sole supplier or a limited number of suppliers, or has qualified only a single or limited number of suppliers, for certain complex components or sub-assemblies utilized in its products. The Company has implemented a key supplier program in which it appoints certain key vendors as sole suppliers for certain parts with the goal of improving response time and reducing costs. In addition, the Company makes extensive use of suppliers serving the semiconductor equipment business, and such suppliers may choose to give priority to their semiconductor equipment customers that are much larger than the Company. Any prolonged inability to obtain adequate deliveries could require the Company to pay more for inventory, parts and other supplies, seek alternative sources of supply, delay its ability to ship its products and damage relationships with current and prospective customers. Any such delay or damage could have a material adverse effect on the Company's business, financial condition and results of operations.


     The Company conducts substantially all of its manufacturing activities at its leased facilities in Santa Clara, San Jose and Los Gatos, California. The Company's Santa Clara, San Jose and Los Gatos facilities are located in a seismically active area. A major catastrophe (such as an earthquake or other natural disaster) could result in a prolonged interruption of the Company's business.


ACQUISITIONS

     The Company's business strategy includes acquiring related businesses, products or technologies. The Company completed three acquisitions during 1996 and expects that it may pursue additional acquisitions in the future. Any future acquisitions may result in potentially dilutive issuances of equity securities, the write-off of in process research and development, the incurrence of debt and contingent liabilities and amortization expense related to intangible assets acquired, any of which could materially adversely affect the Company's business, financial condition and results of operations. In particular, the Company will not be able to use the "pooling of interests" method of accounting, due to a shareholder being greater than a 50% holder of the Company's Common Stock prior to the Company's initial public offering, in connection with any acquisition consummated prior to November 21, 1997, and the Company will therefore be required to amortize any intangible assets acquired in connection with any additional acquisitions consummated during that period.

     The Company incurred a charge to operations of $5.8 million in the second quarter of 1996, to reflect the purchase of in-process research and development related to the acquisitions completed in the second quarter. In addition, the Company is amortizing intangible assets of approximately $8.8 million of costs relating to the three acquisitions completed in 1996. The amortization period for such costs will be over useful lives, which range from two years to seven years. Additionally, unanticipated expenses may be incurred relating to the integration of technologies and research and development and administrative functions. Any acquisition will involve numerous risks, including difficulties in the assimilation of the acquired company's employees, operations and products, uncertainties associated with operating in new markets and working with new customers, the potential loss of the acquired company's key employees as well as the costs associated with completing the acquisition and integrating the acquired company.

RISKS ASSOCIATED WITH INTERNATIONAL SALES AND OPERATIONS

     Sales to customers in countries other than the United States accounted for 41%, 20% and 40% of revenues in 1996, 1995 and 1994, respectively. The Company anticipates that international sales will continue to account for a substantial portion of net revenues in the future. In order to effectively service customers located in Singapore and the surrounding region, the Company has established sales and service operations in Singapore and Taiwan. Sales and operating activities outside of the United States are subject to certain inherent risks, including fluctuations in the value of the United States dollar relative to foreign currencies, tariffs, quotas, taxes and other market barriers, political and economic instability, restrictions on the export or import of technology, potentially limited intellectual property protection, difficulties in staffing and managing international operations and potentially adverse tax consequences. There can be no assurance that any of these factors will not have a material adverse effect on the Company's business, financial condition or results of operations. In particular, although the Company's international sales have been denominated in United States dollars, such sales and expenses may not be denominated in dollars in the future, and currency exchange fluctuations in countries where the Company does business could materially adversely affect the Company's business, financial condition and results of operations.

PATENTS AND OTHER INTELLECTUAL PROPERTY

     The Company currently has 23 patents issued in the United States, and has pending patent applications in the United States and foreign countries. Of the 23 patents, seven relate to sputtering, 10 relate to RTP, one relates to lubrication systems and five relate to other areas not in Intevac's mainstream business. In addition, the Company has the right to utilize certain patents under licensing arrangements with Litton Industries, Varian Associates, Stanford University, Lawrence Livermore Laboratories and Alum Rock Technology. There can be no assurance that any of the Company's patent applications will be allowed or that any of the allowed applications will be issued as patents. There can be no assurance that any patent owned by the Company will not be invalidated, deemed unenforceable, circumvented or challenged, that the rights granted thereunder will provide competitive advantages to the Company or that any of the Company's pending or future patent applications will be issued with claims of the scope sought by the Company, if at all. Furthermore, there can be no assurance that others will not develop similar products, duplicate the Company's products or design around the patents owned by the Company. In addition, there can be no assurance that foreign patent rights, intellectual property laws or the Company's agreements will protect the Company's intellectual property rights. Failure to protect the Company's intellectual property rights could have a material adverse effect upon the Company's business, financial condition and results of operations.

     There have also been substantial litigation in the technology industry regarding intellectual property rights. The Company has from time to time received claims that it is infringing third parties' intellectual property rights. In August 1993, Rockwell International Corporation ("Rockwell") sued the Federal government alleging infringement of certain patent rights with respect to the contracts the Federal government has had with a number of companies, including Intevac. The Federal government has notified Intevac that it may be liable in connection with contracts for certain products from the Company's discontinued night vision business. Although the Company believes it will have no material liability under these contracts, there can be no assurance that the resolution of the claims by Rockwell with the Federal government will not have a material adverse effect on the Company's business, operating results and financial condition. In addition, a third party has sent correspondence to a consortium, of which the Company is a party, in a proposed government sponsored research and development program claiming that the work to be done under this program may infringe patents owned by this third party. The Company and its subcontractors have reviewed the correspondence and patents and believe these claims are without merit; however, there can be no assurance that litigation will not result from such development program. There can be no assurance that other third parties will not in the future claim infringement by the Company with respect to current or future patents, trademarks or other proprietary rights relating to the Company's disk sputtering systems, flat panel display manufacturing equipment or other products. Any present or future claims, with or without merit, could be time-consuming, result in costly litigation, cause product shipment delays or require the Company to enter into royalty or licensing agreements. Such royalty or licensing agreements, if required, may not be available on terms acceptable to the Company, or at all. Any of the foregoing could have a material adverse effect upon the Company's business, operating results and financial condition.

     In addition, the Company believes that one of its competitors may be infringing the Company's patent rights in connection with products currently being offered by this competitor. Although the Company has not undertaken formal legal proceedings, the Company has informed this competitor that the Company believes its patent rights are being infringed and that the Company may undertake litigation to protect its patent rights if necessary. If undertaken, such litigation could be costly, time-consuming and result in legal claims being made against the Company. This could have a material adverse effect on the Company's business, operating results and financial condition, and, in addition, there could be no assurance that the Company would ultimately prevail in any such litigation.

ENVIRONMENTAL REGULATIONS

     The Company is subject to a variety of governmental regulations relating to the use, storage, discharge, handling, emission, generation, manufacture, treatment and disposal of toxic or other hazardous substances, chemicals, materials or waste. Any failure to comply with current or future regulations could result in substantial civil penalties or criminal fines being imposed on the Company, or its officers, directors or employees, suspension of production, alteration of its manufacturing process or cessation of operations. Such regulations could require the Company to acquire expensive remediation or abatement equipment or to incur substantial expenses to comply with environmental regulations. Any failure by the Company to properly manage the use, disposal or storage of, or adequately restrict the release of, hazardous or toxic substances could subject the Company to significant liabilities.

DEPENDENCE ON KEY EMPLOYEES

     The Company's operating results will depend significantly upon the continued contributions of its officers and key management, engineering, marketing, customer support and sales personnel, many of whom would be difficult to replace. The Company does not have an employment agreement with any of its employees or maintain key person life insurance with respect to any employee. The loss of any key employee could have a material adverse effect on the Company's business, financial condition and results of operations. Employees of the Company are currently required to enter into a confidentiality agreement as a condition of their employment. However, these agreements do not expressly prohibit the employees from competing with the Company after leaving its employ.

CONCENTRATION OF STOCK OWNERSHIP AND CONTROL BY EXISTING SHAREHOLDERS

     Based on shares outstanding on December 31, 1996, the present directors and their affiliates and executive officers, in the aggregate, own beneficially approximately 76% of the Company's outstanding shares of Common Stock. As a result, these shareholders, acting together, would be able to effectively control all matters requiring approval by the shareholders of the Company, including the election of a majority of the directors and approval of significant corporate transactions. Assuming the Conversion of the Convertible Notes into Common Stock of the Company, based upon the ownership as of December 31, 1996, the present directors and their affiliates and executives would still own a sufficient percentage of the outstanding Voting Stock of the Company to effectively exercise control of all matters requiring approval of the shareholders.

LIMITATIONS ON REPURCHASE UPON A DESIGNATED EVENT

     If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Convertible Notes tendered by holders thereof. The Credit Agreement may prohibit the Company from repurchasing any Convertible Notes without the consent of Silicon Valley Bank and Bank of Hawaii. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Debt) to which the Company becomes a party may contain similar restrictions and provisions. If the Company does not obtain a consent to any repurchase of the Convertible Notes upon a Designated Event, the Company would remain prohibited from repurchasing the Convertible Notes. The subordination provisions of the Indenture prohibit any repurchase of Convertible Notes if, on such date, a payment default exists on Senior Debt or a notice has been given of a covenant default on Designated Senior Debt. Any failure by the Company to repurchase the Convertible Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Debt of the Company. As a result, in each case, any repurchase of the Convertible Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full. See "Description of Convertible Notes -- Repurchase at the Option of Holders."

SHARES ELIGIBLE FOR FUTURE SALE; REGISTRATION RIGHTS

     Sales of substantial amounts of the Company's Common Stock in the public market could adversely affect the market price of the Company's Common Stock, the Convertible Notes and the Company's ability to raise additional capital at a price favorable to the Company. Based on the beneficial ownership of the Company's Common Stock, executive officers, directors and certain shareholders holding an aggregate of 9,908,501 shares of Common Stock have entered into or otherwise have become subject to lockup agreements (the "Lockup Agreements") in connection with the offering of the Convertible Notes and Conversion Shares in February and March of 1997, pursuant to which shares may not be offered, sold or otherwise disposed of without the prior written consent of Salomon Brothers Inc until May 21, 1997. Of the shares covered by the Lockup Agreements, 9,717,115 are "restricted" shares within the meaning of Rule 144 adopted under the Securities Act (the "Restricted Shares"). Such shares will be eligible for sale pursuant to Rule 144 upon the expiration of the Lockup Agreements, subject to certain volume limitations under Rule 144. The Holders of 8,680,000 of the Restricted Shares also have the right to require the Company to register such shares for sale to the public under agreements with the Company. See "Description of Capital Stock -- Registration Rights."

     The Company has registered under the Securities Act an aggregate of 2,133,667 shares of Common Stock reserved for issuance under the Company's 1995 Stock Option/Stock Issuance Plan (and predecessor plan), and the Employee Stock Purchase Plan (collectively, the "Stock Plans"), thus permitting the sale of such shares by non-affiliates in the public market without restriction under the Securities Act. The shares registered include shares issuable upon exercise of options to purchase 1,265,942 shares that were issued and outstanding at December 31, 1996, of which options to purchase approximately 167,438 shares were exercisable and immediately saleable. The remainder of these shares will become exercisable and saleable at various dates through December 2001 pursuant to monthly and annual vesting.

ABSENCE OF PUBLIC MARKET FOR THE CONVERTIBLE NOTES; VOLATILITY OF CONVERTIBLE NOTE AND COMMON STOCK PRICES

     The Convertible Notes are currently eligible for trading on the PORTAL Market. The Convertible Notes sold pursuant to this Prospectus will not remain eligible for trading on the PORTAL Market. The Company does not intend to list the Convertible Notes on any national securities exchange or on The Nasdaq Stock Market. There can be no assurance that an active trading market for the Convertible Notes will develop or, if one does develop, that it will be maintained. If an active trading market for the Convertible Notes fails to develop or be sustained, the trading price of such Convertible Notes could be adversely affected and holders of the Convertible Notes may experience difficulty in reselling the Convertible Notes or may be unable to sell them at all. If a public trading market develops for the Convertible Notes, future trading prices of the Convertible Notes will depend upon various factors such as changes in prevailing interest rates or changes in perceptions of the Company's creditworthiness. Changes in such factors could cause the market price of the Convertible Notes to fluctuate significantly. The trading price of the Convertible Notes could also be significantly affected by the market price of the Common Stock, which may be subject to wide fluctuations in response to a variety of factors, including quarterly variations in operating results, announcements of developments related to the Company's business, its customers or its competitors, changes in the Company's relationships with customers and suppliers, developments in patents or other intellectual property rights, acquisitions, failure to meet securities analysts' expectations, or general conditions in the computer, disk drive or thin-film media manufacturing industries or changes in government regulation and general economic and market conditions. In addition, in recent years the stock market in general, and the market for small capitalization and high technology stocks in particular, has experienced extreme price fluctuations that have often been unrelated to the operating performance of affected companies. Such fluctuations also could adversely affect the market price of the Company's Common Stock.

                       RATIO OF EARNINGS TO FIXED CHARGES

     The following table sets forth the Company's consolidated ratio of earnings to fixed charges for the periods shown.

                                FISCAL YEAR     FISCAL YEAR     FISCAL YEAR     FISCAL YEAR     FISCAL YEAR
                                   ENDED           ENDED           ENDED           ENDED           ENDED
                                DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,    DECEMBER 31,
                                    1992            1993            1994            1995            1996
                                ------------    ------------    ------------    ------------    ------------
Ratio of earnings to
  fixed charges ............       11.12x           N/A             13.20x          43.39x          22.57x


     For purposes of calculating the ratio of earnings to fixed charges, (i) earnings consist of consolidated income before income taxes, plus fixed charges and (ii) fixed charges consist of interest expense incurred and the estimated portion of rental expense deemed by the Company to be representative of the interest factor of rental payments under operating leases. For the year ended December 31, 1993, the deficiency of earnings from continuing operations before income taxes to cover fixed charges was $9,000.

                                USE OF PROCEEDS

     The Company will not receive any proceeds from the sale by the Selling Securityholders of the Convertible Notes or the Conversion Shares.


                                DIVIDEND POLICY

     In August 1995, the Company paid a cash dividend of $0.495 on each share of Common Stock outstanding as of the August 25, 1995 record date. The Company currently anticipates that it will retain its earnings, if any, for use in the operation of its business and does not expect to pay cash dividends on its capital stock in the foreseeable future. The Credit Agreement prohibits the payment of cash dividends on the Company's capital stock.

                            SELLING SECURITYHOLDERS

     The Convertible Notes were originally issued by the Company in a private placement and were resold by the initial purchasers thereof to qualified institutional buyers (within the meaning of Rule 144A under the Securities Act) or other institutional accredited investors (as defined in Rule 501(a)(1), (2), (3) or (7) under the Securities Act) in transactions exempt from registration under the Securities Act, and in sales outside the United States to persons other than U.S. persons in reliance upon Regulation S under the Securities Act. The Convertible Notes and the Conversion Shares that may be offered pursuant to this Prospectus will be offered by the Selling Securityholders.


        Prior to any use of this Prospectus in connection with an offering of the Convertible Notes and/or the Conversion Shares, this Prospectus will be supplemented to set forth the name and number of shares beneficially owned by the Selling Securityholder intending to sell such Convertible Notes and/or Conversion Shares, and the number of Convertible Notes and/or Conversion Shares to be offered. The Prospectus Supplement will also disclose whether any Selling Securityholder selling in connection with such Prospectus Supplement has held any position or office with, been employed by or otherwise has a material relationship with, the Company or any of its affiliates during the three (3) years prior to the date of the Prospectus Supplement.

                          DESCRIPTION OF CAPITAL STOCK

     The authorized capital stock of the Company consists of 50,000,000 shares of Common Stock, no par value, and 10,000,000 shares of Preferred Stock, no par value.

COMMON STOCK

     As of December 31, 1996, there were 12,448,537 shares of Common Stock outstanding that were held of record by approximately 700 shareholders, assuming no exercise after December 31, 1996 of outstanding stock options. The holders of Common Stock are entitled to one vote per share on all matters to be voted upon by the shareholders. Subject to preferences that may be applicable to any outstanding Preferred Stock, the holders of Common Stock are entitled to receive ratably such dividends, if any, as may be declared from time to time by the Board of Directors out of funds legally available therefor. See "Dividend Policy." In the event of the liquidation, dissolution or winding up of the Company, the holders of Common Stock are entitled to share ratably in all assets remaining after payment of liabilities, subject to prior distribution rights of Preferred Stock, if any, then outstanding. The Common Stock has no preemptive or conversion rights or other subscription rights. There are no redemption or sinking fund provisions applicable to the Common Stock. All outstanding shares of Common Stock are fully paid and nonassessable, and the shares of Common Stock to be issued upon completion of this offering will be fully paid and nonassessable.

UNDESIGNATED PREFERRED STOCK

     The Company's Articles of Incorporation authorizes 10,000,000 shares of Preferred Stock. The Board of Directors has the authority to issue the Preferred Stock in one or more series and to fix the price, rights, preferences, privileges and restrictions thereof, including dividend rights, dividend rates, conversion rights, voting rights, terms of redemption, redemption prices, liquidation preferences and the number of shares constituting any series or the designation of such series, without further vote or action by the shareholders. The issuance of Preferred Stock may have the effect of delaying, deferring or preventing a change in control of the Company without further action by the shareholders and may adversely affect the voting and other rights of the holders of Common Stock. The issuance of Preferred Stock with voting and conversion rights may adversely affect the voting power of the holders of Common Stock, including the loss of voting control to others.

ARTICLES OF INCORPORATION AND BYLAWS

     The Articles of Incorporation authorize the issuance of Preferred Stock on terms that the Board of Directors has the authority to fix at the time of issuance. The Articles and Bylaws provide for the elimination of cumulative voting. The Bylaws also require that any action taken by shareholders must be effected at a duly called annual or special meeting of shareholders and may not be affected by written consent without a meeting. These provisions of the Articles of Incorporation and Bylaws could discourage potential acquisition proposals and could delay or prevent a change in control of the Company. These provisions are also intended to enhance the likelihood of continuity and stability in the composition of the Board of Directors and in the policies formulated by the Board of Directors and to discourage certain types of transactions that may involve an actual or threatened change of control of the Company. These provisions are designed to reduce the vulnerability of the Company to an unsolicited acquisition proposal. The provisions, alone or in combination, could have the effect of discouraging others from making tender offers for the Company's shares and, as a consequence, they also may inhibit fluctuations in the market price of the Company's shares that could result from actual or rumored takeover attempts. Such provisions also may have the effect of preventing changes in the management of the Company.

REGISTRATION RIGHTS

     Holders of approximately 8,680,000 shares of Common Stock (the "Registrable Stock") are entitled to certain rights with respect to the registration of such shares under the Securities Act. Under the terms of an agreement between the Company and the holders of the Registrable Stock, if the Company proposes to register any of its securities under the Securities Act, either for its own account or the account of other security holders exercising registration rights, those holders are entitled to notice of registration and are entitled to include shares of Registrable Stock therein. These registration rights have been waived with respect to the registration herein of the Convertible Notes and Common Stock issuable upon conversion thereof. The holders of a majority of Registrable Stock may also require the Company to file up to two registration statements under the Securities Act at its expense with respect to their Registrable Stock, and the Company is required to use its best efforts to effect that registration. Further, those shareholders may require the Company to file additional registration statements on Form S-3. These registration rights are subject to certain conditions and limitations, among them the right of the underwriters of an offering to limit the number of shares included in that registration.


TRANSFER AGENT AND REGISTRAR

     The Transfer Agent and Registrar for the Common Stock is Boston EquiServe Limited Partnership.

                        DESCRIPTION OF CONVERTIBLE NOTES

GENERAL

     The Convertible Notes were issued pursuant to an Indenture dated as of February 15, 1997 (the "Indenture"), between the Company and State Street Bank and Trust Company of California, N.A., as trustee (the "Trustee"). The following summary of certain provisions of the Indenture and the Registration Agreement does not purport to be complete and is qualified in its entirety by reference to the Indenture and the Registration Agreement, including the definitions therein of certain terms used below. The definitions of certain terms used in the following summary are set forth below under "-- Certain Definitions." References in this section to the "Company" are solely to Intevac, Inc., a California corporation, and not to any subsidiary.

     The Convertible Notes are unsecured obligations of the Company, subordinated in right of payment to all Senior Debt of the Company to the extent set forth in the Indenture. The Indenture does not limit the amount of other indebtedness or securities that may be issued by the Company or any of its subsidiaries, or contain any other financial covenants.

     The Convertible Notes are currently eligible for trading in the PORTAL Market. Convertible Notes sold pursuant to this Prospectus will not remain eligible for trading on the PORTAL Market.

PRINCIPAL, MATURITY AND INTEREST

     The Convertible Notes will bear interest from February 25, 1997, at the rate per annum of 6 1/2% and will mature on March 1, 2004.

     Interest on the Convertible Notes is payable semiannually on March 1 and September 1 of each year (each an "Interest Payment Date"), commencing on September 1, 1997, to holders of record at the close of business on the February 15 or August 15 (each a "Regular Record Date") immediately preceding such Interest Payment Date. Interest is computed on the basis of a 360-day year comprised of twelve 30-day months.

     Interest on the Convertible Notes accrues from the most recent date to which interest has been paid or, if no interest has been paid, from February 25, 1997.

     The Convertible Notes are payable both as to principal and interest at the office or agency of the Company maintained for such purpose within the City and State of New York or, at the option of the Company, payment of interest may be made by check mailed to the holders of the Convertible Notes at their respective addresses set forth in the register of holders of Convertible Notes; provided that a holder of Convertible Notes with an aggregate principal amount in excess of $2,000,000 will be paid by wire transfer in immediately available funds at the election of the holder. Until otherwise designated by the Company, the Company's office or agency in New York will be the office of the Trustee or its agent maintained for such purpose. The Convertible Notes are issued in registered form, without coupons, and in denominations of $1,000 and integral multiples thereof.

OPTIONAL REDEMPTION

     The Convertible Notes will be redeemable at the option of the Company, in whole or in part (in any integral multiple of $1,000), at any time on and after March 3, 2000, upon not less than 15 nor more than 60 days' prior notice by mail at the following redemption prices (expressed as percentages of the principal amount), if redeemed during the 12-month period beginning March 1 of the years indicated (March 3, 2000 to February 28, 2001, in the case of the first such period):

                                                                                REDEMPTION
                                       YEAR                                       PRICE
    --------------------------------------------------------------------------  ----------
    2000......................................................................    103.714%
    2001......................................................................    102.786%
    2002......................................................................    101.857%
    2003......................................................................    100.929%

and 100% at March 1, 2004, in each case together with accrued interest to the redemption date (subject to the right of holders of record on the relevant record date to receive interest due on an Interest Payment Date).

     If less than all of the Convertible Notes are to be redeemed at any time, selection of Convertible Notes for redemption will be made by the Trustee in compliance with the requirements of the principal national securities exchange, if any, on which the Convertible Notes are listed, or, if the Convertible Notes are not so listed, on a pro rata basis, provided that no Convertible Notes of $1,000 or less shall be redeemed in part. Notice of redemption will be mailed by first class mail at least 15 but not more than 60 days before the redemption date to each holder of Convertible Notes to be redeemed at its registered address. If any Convertible Note is to be redeemed in part only, the notice of redemption that relates to such Convertible Note shall state the portion of the principal amount thereof to be redeemed. If a portion of a holder's Convertible Notes are selected for partial redemption and such holder converts a portion of such Convertible Notes, such converted portion shall be deemed to be taken from the portion selected for redemption. A new Convertible Note in principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Convertible Note. On and after the redemption date, interest ceases to accrue on Convertible Notes or portions of them called for redemption.

MANDATORY REDEMPTION

     The Company is not required to make mandatory redemption or sinking fund payments with respect to the Convertible Notes.

REPURCHASE AT THE OPTION OF HOLDERS

     Upon the occurrence of a Designated Event, each holder of Convertible Notes will have the right to require the Company to repurchase all or any part (equal to $1,000 or an integral multiple thereof) of such holder's Convertible Notes pursuant to the offer described below (the "Designated Event Offer") at a purchase price equal to 101% of the principal amount thereof, together with accrued and unpaid interest thereon to the Designated Event Payment Date (the "Designated Event Payment"). Within 30 days following any Designated Event, the Company will mail a notice to each holder stating: (1) that the Designated Event Offer is being made pursuant to the covenant entitled "Designated Event" and that all Convertible Notes tendered will be accepted for payment; (2) the purchase price and the purchase date, which shall be no earlier than 30 days nor later than 40 days from the date such notice is mailed (the "Designated Event Payment Date"); (3) that any Convertible Notes not tendered will continue to accrue interest; (4) that, unless the Company defaults in the payment of the Designated Event Payment, all Convertible Notes accepted for payment pursuant to the Designated Event Offer shall cease to accrue interest after the Designated Event Payment Date; (5) that holders electing to have any Convertible Notes purchased pursuant to a Designated Event Offer will be required to surrender the Convertible Notes, with the form entitled "Option of Holder to Elect Purchase" on the reverse of the Convertible Notes completed, to the Paying Agent at the address specified in the notice prior to the close of business on the third Business Day preceding the Designated Event Payment Date; (6) that holders will be entitled to withdraw their election if the Paying Agent receives, not later than the close of business on the second Business Day preceding the Designated Event Payment Date, a telegram, telex, facsimile transmission or letter setting forth the name of the holder, the principal amount of Convertible Notes delivered for purchase, and a statement that such holder is withdrawing his election to have such Convertible Notes purchased; and (7) that holders whose Convertible Notes are being purchased only in part will be issued new Convertible Notes equal in principal amount to the unpurchased portion of the Convertible Notes surrendered, which unpurchased portion must be equal to $1,000 in principal amount or an integral multiple thereof.

     The Company will comply with the requirements of Rules 13e-4 and 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the Convertible Notes in connection with a Designated Event.

     On the Designated Event Payment Date, the Company will, to the extent lawful, (1) accept for payment Convertible Notes or portions thereof tendered pursuant to the Designated Event Offer, (2) deposit with the Paying Agent an amount equal to the Designated Event Payment in respect of all Convertible Notes or portions thereof so tendered and (3) deliver or cause to be delivered to the Trustee the Convertible Notes so accepted together with an Officers' Certificate stating the Convertible Notes or portions thereof tendered to the Company. The Paying Agent will promptly mail to each holder of Convertible Notes so accepted payment in an amount equal to the purchase price for such Convertible Notes, and the Trustee will promptly authenticate and mail to each holder a new Convertible Note equal in principal amount to any unpurchased portion of the Convertible Notes surrendered, if any; provided, that each such new Convertible Note will be in a principal amount of $1,000 or an integral multiple thereof. The Company will publicly announce the results of the Designated Event Offer on or as soon as practicable after the Designated Event Payment Date.

     Except as described above with respect to a Designated Event, the Indenture does not contain any other provisions that permit the holders of the Convertible Notes to require that the Company repurchase or redeem the Convertible Notes in the event of a takeover, recapitalization or similar restructuring.

     The Designated Event purchase feature of the Convertible Notes may in certain circumstances make more difficult or discourage a takeover of the Company, and, thus, the removal of incumbent management. The Designated Event purchase feature, however, is not the result of management's knowledge of any specific effort to accumulate the Company's stock or to obtain control of the Company by means of a merger, tender offer, solicitation or otherwise, or part of a plan by management to adopt a series of antitakeover provisions. Instead, the Designated Event purchase feature was a result of negotiations between the Company and the Initial Purchasers in the original offering of the Convertible Notes by the Company in February and March of 1997. Management has no present intention to engage in a transaction involving a Designated Event, although it is possible that the Company could decide to do so in the future. Subject to the limitations on mergers, consolidations and sale of assets described herein, the Company could, in the future, enter into certain transactions, including acquisitions, refinancings or other recapitalizations, that would not constitute a Designated Event under the Indenture, but that could increase the amount of indebtedness (including Senior Debt) outstanding at such time or otherwise affect the Company's capital structure or credit ratings. The payment of the Designated Event Payment is subordinated to the prior payment of Senior Debt as described under "-- Subordination of Convertible Notes" below.

     If a Designated Event were to occur, there can be no assurance that the Company would have sufficient financial resources, or would be able to arrange financing, to pay the repurchase price for all Convertible Notes tendered by holders thereof. The Company's Credit Agreement may prohibit the Company from repurchasing any Convertible Notes. Any future credit agreements or other agreements relating to other indebtedness (including other Senior Debt) to which the Company becomes a party may contain similar restrictions and provisions. If the Company does not obtain such a consent or repay the Convertible Notes upon a Designated Event, the Company would remain prohibited from repurchasing the Convertible Notes. The subordination provisions of the Indenture prohibit any repurchase of Convertible Notes if, on such date, a payment default exists on Senior Debt or a notice has been given of a covenant default on Designated Senior Debt. Any failure by the Company to repurchase the Convertible Notes when required following a Designated Event would result in an Event of Default under the Indenture whether or not such repurchase is permitted by the subordination provisions of the Indenture. Any such default may, in turn, cause a default under Senior Debt of the Company. Moreover, the occurrence of a Designated Event may cause an event of default under Senior Debt of the Company. As a result, in each case, any repurchase of the Convertible Notes would, absent a waiver, be prohibited under the subordination provisions of the Indenture until the Senior Debt is paid in full.

     A "Designated Event" will be deemed to have occurred upon a Change of Control or a Termination of Trading.

     A "Change of Control" will be deemed to have occurred when: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the Exchange Act) is or becomes the "beneficial owner" (as defined in Rules 13d-3 and 13d-5 under the Exchange Act) of shares representing more than 50% of the combined voting power of the then outstanding securities entitled to vote generally in elections of directors of the Company ("Voting Stock"), (ii) the Company consolidates with or merges into any other corporation, or any other corporation merges into the Company, and, in the case of any such transaction, the outstanding Common Stock of the Company is reclassified into or exchanged for any other property or security, unless the shareholders of the Company immediately before such transaction own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the outstanding voting securities of the corporation resulting from such transaction in substantially the same proportion as their ownership of the Voting Stock immediately before such transaction, (iii) the Company conveys, transfers or leases all or substantially all of the assets of the Company, unless such conveyance, transfer or lease is to a corporation and the shareholders of the Company immediately before such conveyance, transfer or lease own, directly or indirectly immediately following such transaction, at least a majority of the combined voting power of the corporation to which such assets are so conveyed, transferred or leased in the same proportion as their ownership of the Voting Stock immediately before such transaction, or (iv) any time the Continuing Directors do not constitute a majority of the Board of Directors of the Company (or, if applicable, a successor corporation to the Company); provided, that a Change of Control shall not be deemed to have occurred if at least 90% of the consideration (excluding cash payments for fractional shares) in the transaction or transactions constituting the Change of Control consists of shares of common stock that are, or upon issuance will be, traded on a United States national securities exchange or approved for trading on an established automated over-the-counter trading market in the United States.

     The definition of Change of Control includes a phrase relating to the conveyance, transfer or lease of "all or substantially all" of the assets of the Company. Although there is a developing body of case law interpreting the phrase "substantially all," there is no precise established definition of the phrase under applicable law. Accordingly, the ability of a holder of Convertible Notes to require the Company to repurchase such Convertible Notes as a result of a conveyance, transfer or lease of less than all of the assets of the Company to another person or group may be uncertain.

     "Continuing Directors" means, as of any date of determination, any member of the Board of Directors of the Company who (i) was a member of such Board of Directors on the date of the Indenture or (ii) was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

     A "Termination of Trading" will be deemed to have occurred if the Common Stock (or other common stock into which the Convertible Notes are then convertible) is neither listed for trading on a United States national securities exchange nor approved for trading on an established automated over-the-counter trading market in the United States.

REGISTRATION RIGHTS

     Pursuant to the Registration Agreement, the Company has agreed for the benefit of the holders of the Convertible Notes and Common Stock issued upon conversion thereof that are, in either case, Registrable Securities, that it will, at its cost, use all reasonable efforts to keep the Shelf Registration Statement of which this Prospectus is a part, continuously effective under the Securities Act until the earlier of (a) February 20, 2000, (b) the date on which all of the Convertible Notes or the Common Stock issuable upon conversion thereof may be sold by non-affiliates of the Company pursuant to paragraph (k) of Rule 144 (or any successor provision) promulgated by the Commission under the Securities Act or (c) the date as of which all the Convertible Notes or the Common Stock issuable upon conversion thereof have been sold pursuant to such Shelf Registration Statement (the "Shelf Registration Period"). The Company shall have the right, however, to defer the use of the prospectus which will be a part of the Shelf Registration Statement, as more fully described below. The Registration Statement and this Prospectus which forms a part thereof have been filed by the Company with the Commission pursuant to the Registration Agreement and is a "Shelf Registration Statement" within the meaning of this paragraph.

     The Company will provide or cause to be provided to each holder of the Convertible Notes, or the Common Stock issuable upon conversion of the Convertible Notes, copies of this Prospectus, and take certain other actions as are required to permit unrestricted resales of the Convertible Notes or the Common Stock issuable upon conversion of the Convertible Notes. A holder of Convertible Notes or the Common Stock issuable upon conversion of the Convertible Notes that sells such securities pursuant to this Prospectus is required to be named as a selling security holder herein and to deliver a copy of this Prospectus to purchasers, will be subject to certain of the civil liability provisions under the Securities Act in connection with such sales and will be bound by the provisions of the Registration Agreement that are applicable to such holder (including certain indemnification and contribution rights or obligations).

     At least four business days prior to any intended resale of the Convertible Notes or the Common Stock issuable upon conversion thereof, the holder thereof must notify the Company of such intention and provide such information with respect to such holder and the specifics of the intended resale as may be required to amend this Prospectus (a holder giving such notice, a "Notice Holder"). Within three Business days after the foregoing notice is provided by a Notice Holder, the Company will either (i) notify such Notice Holder that resales may proceed or file any amendment to the Shelf Registration Statement or supplement to this Prospectus needed to ensure that those documents, among other things, comply with the Securities Act, cause any such amendment to be declared effective and notify such Notice Holder thereof or (ii) notify such Notice Holder of the Company's election to defer resales until further notice (a "Deferral Period") under certain circumstances relating to issuance of a stop order by the Commission, suspension of qualification under state law, accuracy of this Prospectus, pending corporate developments, public filings with the Commission and similar events. If the Company elects the option described in clause (i) of the preceding sentence, such Notice Holder may resell Convertible Notes or the Common Stock issuable upon conversion thereof pursuant to this Prospectus for a period of 45 days (with respect to such Notice Holder, a "Selling Period") from the date notice of such election is given and, if the Company elects the option described in clause (ii) of the preceding sentence, such Notice Holder may resell such securities for a Selling Period that commences at the end of the Deferral Period. The Company may also defer until further notice a Notice Holder's existing Selling Period upon the occurrence of the events described in clause (ii) of the second preceding sentence; provided that upon receipt of such further notice, such Selling Period shall be extended by the number of days elapsed prior to deferral. The Company may not defer Selling Periods more than one time in any three month period or three times in any twelve month period and no deferral shall exceed 30 days. The Company will pay all expenses of the Shelf Registration Statement, provide to each registered holder of Convertible Notes copies of this Prospectus, notify each such registered holder when the Shelf Registration Statement has become effective and take certain other actions as are required to permit, subject to the foregoing, unrestricted resales of the Convertible Notes and the Common Stock issuable upon conversion thereof.

     In the event a stop order is issued by the Commission prior to the end of the Shelf Registration Period or Selling Periods have been deferred more frequently or for longer periods than are described above, the Company has agreed to pay liquidated damages to all Notice Holders of Convertible Notes and of Common Stock issuable upon conversion thereof for so long as such event has occurred and is continuing. Further, if such event continues for a period in excess of 30 days, the Company has agreed to pay liquidated damages to all holders of Convertible Notes and Common Stock issued upon conversion thereof which are, in either case, Registrable Securities, without regard to whether such holder is a Notice Holder, for so long as such event has occurred and is continuing. Liquidated damages shall be calculated, with respect to Convertible Notes held by a holder, at a rate of one-half of one percent (50 basis points) per annum of the aggregate principal amount of such Convertible Notes and, with respect to shares of Common Stock held by a holder and issued upon conversion of Convertible Notes, the same percentage of the aggregate principal amount of Convertible Notes that were converted into such shares. Liquidated damages will not accrue as to any Convertible Notes or Common Stock issuable upon the conversion thereof from and after the earlier of (i) the date such Convertible Notes or Common Stock are no longer Registrable Securities and (ii) the expiration of the Shelf Registration Period. In addition, liquidated damages will not accrue as to any Convertible Notes or Common Stock issuable upon the conversion thereof represented by the Unrestricted Global Note (as defined in the Indenture) provided that such securities are not subject to limitations on transfer under U.S. federal or state securities laws and there shall have been at least six months during which the Shelf Registration Statement was effective and available for effecting resales of the Convertible Notes and the Common Stock issuable upon conversion thereof.

     "Registrable Securities" means the Convertible Notes and shares of Common Stock issued upon conversion thereof, excluding any such securities that, and any such securities the predecessors of which, were previously sold pursuant to a registration statement or Rule 144 under the Securities Act.

CONVERSION

     The holder of any Convertible Note will have the right, exercisable at any time after May 21, 1997 and prior to maturity, to convert the principal amount thereof (or any portion thereof that is an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Offering Memorandum, subject to adjustment as described below (the "Conversion Price"), except that if a Convertible Note is called for redemption, the conversion right will terminate at the close of business on the Business Day immediately preceding the date fixed for redemption. Except as described below, no adjustment will be made on conversion of any Convertible Notes for interest accrued thereon or for dividends on any Common Stock issued. If Convertible Notes not called for redemption are converted after a record date for the payment of interest and prior to the next succeeding Interest Payment Date, such Convertible Notes must be accompanied by funds equal to the interest payable on such succeeding Interest Payment Date on the principal amount so converted. No fractional shares will be issued upon conversion but a cash adjustment will be made for any fractional interest.

     The Conversion Price is subject to adjustment upon the occurrence of certain events, including: (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock; (ii) the subdivision or combination of the outstanding Common Stock; (iii) the issuance to substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share (determined as set forth below); (iv) the distribution of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness or other assets (excluding dividends in cash, except as described in clause (v) below) to all holders of Common Stock; (v) the distribution, by dividend or otherwise, of cash to all holders of Common Stock in an aggregate amount that, together with the aggregate of any other distributions of cash that did not trigger a Conversion Price adjustment to all holders of its Common Stock within the 12 months preceding the date fixed for determining the shareholders entitled to such distribution and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the current market price per share on the date fixed for the determination of shareholders entitled to receive such distribution times the number of shares of Common Stock outstanding on such date; (vi) payment of an Excess Payment in respect of a tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock, if the aggregate amount of such Excess Payment, together with the aggregate amount of cash distributions made within the preceding 12 months not triggering a Conversion Price adjustment and all Excess Payments in respect of each tender offer or other negotiated transaction by the Company or any of its Subsidiaries for Common Stock concluded within the preceding 12 months not triggering a Conversion Price adjustment, exceeds 15% of the product of the current market price per share on the expiration of such tender offer times the number of shares of Common Stock outstanding on such date; and (vii) the distribution to substantially all holders of Common Stock of rights or warrants to subscribe for securities (other than those securities referred to in clause
(iii) above). In the event of a distribution to substantially all holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those securities referred to in clause (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provision so that each holder of a Convertible Note who converts such Convertible Note after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to shares of Common Stock, an appropriate number of such rights. The Indenture also provides that if rights, warrants or options expire unexercised the Conversion Price will be readjusted to take into account the actual number of such warrants, rights or options which were exercised. No adjustment of the Conversion Price will be made until cumulative adjustments amount to one percent or more of the Conversion Price as last adjusted.

     The Indenture provides that, if the Company implements a shareholder rights plan, such rights plan must provide that upon conversion of the Convertible Notes the holders will receive, in addition to the Common Stock issuable upon such conversion, such rights (whether or not such rights have separated from the Common Stock at the time of such conversion).

     If the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into any person or transfers or leases all or substantially all its assets, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Convertible Notes will become convertible into the kind and amount of securities, cash or other assets which the holders of the Convertible Notes would have owned immediately after the transaction if the holders had converted the Convertible Notes immediately before the effective date of the transaction.

     In the Indenture, the "current market price" per share of Common Stock on any date shall be deemed to be the average of the Daily Market Prices (as defined in the Indenture) for the shorter of (i) 30 consecutive business days ending on the last full trading day on the exchange or market referred to in determining such Daily Market Prices prior to the time of determination (as defined in the Indenture) or (ii) the period commencing on the date next succeeding the first public announcement of the issuance of such rights or warrants or such distribution through such last full trading day prior to the time of determination.

     "Excess Payment" means the excess of (A) the aggregate of the cash and fair market value of other consideration paid by the Company or any of its Subsidiaries with respect to the shares acquired in the tender offer or other negotiated transaction over (B) the market value of such acquired shares after giving effect to the completion of the tender offer or other negotiated transaction.

     The Company from time to time may to the extent permitted by law reduce the Conversion Price by any amount for any period of at least 20 days, in which case the Company shall give at least 15 days' notice of such reduction, if the Board of Directors has made a determination that such reduction would be in the best interests of the Company, which determination shall be conclusive. The Company may, at its option, make such reductions in the Conversion Price, in addition to those set forth above, as the Board of Directors deems advisable to avoid or diminish any income tax to holders of Common Stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. See "Certain Federal Income Tax Considerations."

SUBORDINATION OF CONVERTIBLE NOTES

     The Convertible Notes are subordinated in right of payment to all Senior Debt. As of February 28, 1997, the Company had approximately $2 million of outstanding indebtedness that would have constituted Senior Debt. Such indebtedness is secured by a $2 million letter of credit that was issued under the Company's $20.0 million Credit Agreement. To the extent the line of credit provided for under the Credit Agreement is drawn upon, any such borrowings would constitute Senior Debt. In addition, the Convertible Notes are structurally subordinated to all indebtedness and other liabilities (including trade payables and lease obligations) of the Company's Subsidiaries, as any right of the Company to receive any assets of its Subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Convertible Notes to participate in those assets) will be effectively subordinated to the claims of that Subsidiary's creditors (including trade creditors and lessors), except to the extent that the Company itself is recognized as a creditor of such Subsidiary, in which case the claims of the Company would still be subordinate to any security interest in the assets of such Subsidiary and any indebtedness of such Subsidiary senior to that held by the Company. The Indenture does not restrict the amount of Senior Debt or other indebtedness or liabilities which may be incurred by the Company or any Subsidiary of the Company.

     The payment of the principal of, premium, if any, or interest or liquidated damages, if any, on or any other amounts due on the Convertible Notes are subordinated in right of payment to the prior payment in full of all Senior Debt of the Company. No payment on account of principal of, redemption of, interest on, liquidated damages on or any other amounts due on the Convertible Notes (including, without limitation, any

Designated Event Payments), and no redemption, purchase or other acquisition of the Convertible Notes (including, without limitation, pursuant to a Designated Event Offer) may be made unless (i) full payment of amounts then due on all Senior Debt have been made or duly provided for pursuant to the terms of the instrument governing such Senior Debt, and (ii) at the time for, or immediately after giving effect to, any such payment, redemption, purchase or other acquisition, there shall not exist under any Senior Debt or any agreement pursuant to which any Senior Debt has been issued, any default which shall not have been cured or waived and which shall have resulted in the full amount of such Senior Debt being declared due and payable. In addition, the Indenture provides that if any of the holders of any issue of Designated Senior Debt notify (the "Payment Blockage Notice") the Company and the Trustee that a default has occurred giving the holders of such Designated Senior Debt or the Representative of such holders the right to accelerate the maturity thereof, no payment on account of principal of, redemption of, interest on, liquidated damages on or any other amounts due on the Convertible Notes (including, without limitation, any Designated Event Payments), and no purchase, redemption or other acquisition of the Convertible Notes (including, without limitation, pursuant to a Designated Event Offer) will be made for the period (the "Payment Blockage Period") commencing on the date notice is received and ending on the earlier of
(A) the date on which such event of default shall have been cured or waived or
(B) 180 days from the date notice is received. Notwithstanding the foregoing (but subject to the provisions contained in the first sentence of this paragraph), unless the holders of such Designated Senior Debt or the Representative of such holders shall have accelerated the maturity of such Designated Senior Debt, the Company may resume payments on the Convertible Notes after the end of such Payment Blockage Period. Not more than one Payment Blockage Notice may be given in any consecutive 360-day period, irrespective of the number of defaults with respect to Senior Debt during such period.

     Upon any distribution of its assets in connection with any dissolution, winding-up, liquidation or reorganization of the Company or acceleration of the principal amount due on the Convertible Notes because of an Event of Default, all Senior Debt must be paid in full before the holders of the Convertible Notes are entitled to any payments whatsoever.

     If payment of the Convertible Notes is accelerated because of an Event of Default, the Company or the Trustee shall promptly notify the holders of Senior Debt or the Representative(s) of such holders for such Senior Debt of the acceleration. The Company may not pay the Convertible Notes until five days after such holders or Representative(s) of such holders of Senior Debt receive notice of such acceleration and, thereafter, may pay the Convertible Notes only if the subordination provisions of the Indenture otherwise permit payment at that time.

     As a result of these subordination provisions, in the event of the Company's insolvency, holders of the Convertible Notes may recover ratably less than general creditors of the Company.

MERGER, CONSOLIDATION OR SALE OF ASSETS

     The Indenture provides that the Company may not consolidate or merge with or into (whether or not the Company is the surviving corporation) any person, or sell, assign, transfer, lease, convey or otherwise dispose of all or substantially all of its properties or assets unless (i) (a) the Company is the surviving or continuing corporation or (b) the person formed by or surviving any such consolidation or merger (if other than the Company) or the person which acquires by sale, assignment, transfer, lease, conveyance or other disposition the properties and assets of the Company is a corporation organized or existing under the laws of the United States, any state thereof or the District of Columbia; (ii) the entity or person formed by or surviving any such consolidation or merger (if other than the Company) assumes all the Obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Convertible Notes and the Indenture;
(iii) such sale, assignment, transfer, lease, conveyance or other disposition of all or substantially all of the Company's properties or assets shall be as an entirety or substantially as an entirety to one person and such person shall have assumed all the obligations of the Company, pursuant to a supplemental indenture in a form reasonably satisfactory to the Trustee, under the Convertible Notes and the Indenture; (iv) immediately after such transaction no Default or Event of Default exists; and (v) the Company or such person shall have delivered to the Trustee an Officers' Certificate and an

Opinion of Counsel, each stating that such transaction and the supplemental indenture comply with the Indenture and that all conditions precedent in the Indenture relating to such transaction have been satisfied.

PAYMENTS FOR CONSENT

     Neither the Company nor any of its Subsidiaries will, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Convertible Notes for or as an inducement to any consent, waiver or amendment of any of the terms or provisions of the Indenture or the Convertible Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Convertible Notes that consent, waive or agree to amend in the time frame set forth in the solicitation documents relating to such consent, waiver or agreement.

REPORTS

     Whether or not required by the rules and regulations of the Commission, so long as any Convertible Notes are outstanding, the Company will file with the Commission and, if requested by any holders of Convertible Notes, furnish to such holders of Convertible Notes all quarterly and annual financial information required to be contained in a filing with the Commission on Forms 10-Q and 10-K, including a "Management's Discussion and Analysis of Financial Condition and Results of Operations" and, with respect to the annual consolidated financial statements only, a report thereon by the Company's independent auditors.

EVENTS OF DEFAULT AND REMEDIES

     The Indenture provides that each of the following constitutes an Event of
Default: (i) default for 30 days in the payment when due of interest on the Convertible Notes; (ii) default in payment when due of principal on the Convertible Notes; (iii) default in the payment of the Designated Event Payment in respect of the Convertible Note on the date therefor, whether or not such payment is prohibited by the subordination provisions of the Indenture; (iv) failure to provide timely notice of a Designated Event; (v) failure by the Company for 60 days after notice to comply with any other covenants and agreements contained in the Indenture or the Convertible Notes; (vi) default under any mortgage, indenture or instrument under which there may be issued or by which there may be secured or evidenced any indebtedness for money borrowed by the Company or any of its Subsidiaries (or the payment of which is guaranteed by the Company or any of its Subsidiaries), whether such indebtedness or guarantee now exists or is created after the date on which the Convertible Notes were first authenticated and issued, which default (a) is caused by a failure to pay when due principal or interest on such indebtedness within the grace period provided in such indebtedness (which failure continues beyond the longer of any applicable grace period or 30 days) (a "Payment Default") or (b) results in the acceleration of such indebtedness prior to its express maturity and, in each case, the principal amount of any such indebtedness, together with the principal amount of any other such indebtedness under which there has been a Payment Default or the maturity of which has been so accelerated, aggregates $10 million or more; (vii) failure by the Company or any Subsidiary of the Company to pay final judgments (other than any judgment as to which a reputable insurance company has accepted full liability) aggregating in excess of $10 million, which judgments are not stayed within 60 days after their entry; and (viii) certain events of bankruptcy or insolvency with respect to the Company or any of its Material Subsidiaries.

     If any Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the then outstanding Convertible Notes may declare all the Convertible Notes to be due and payable immediately. Notwithstanding the foregoing, in the case of an Event of Default arising from certain events of bankruptcy or insolvency, with respect to the Company or any Material Subsidiary, all outstanding Convertible Notes will become due and payable without further action or notice. Holders of the Convertible Notes may not enforce the Indenture or the Convertible Notes except as provided in the Indenture. Subject to certain limitations, holders of a majority in principal amount of the then outstanding Convertible Notes may direct the Trustee in its exercise of any trust or power. The Trustee may withhold from holders of the Convertible Notes notice of any continuing Default or Event of Default (except a Default or Event of Default relating to the payment of principal or interest) if it determines that withholding notice is in their interest.

     The holders of a majority in aggregate principal amount of the Convertible Notes then outstanding by notice to the Trustee may on behalf of the holders of all of the Convertible Notes waive any existing Default or Event of Default and its consequences under the Indenture except a continuing Default or Event of Default in the payment of the Designated Event Payment or interest on, or the principal of, the Convertible Notes.

     The Company is required to deliver to the Trustee annually a statement regarding compliance with the Indenture, and the Company is required, upon becoming aware of any Default or Event of Default, to deliver to the Trustee a statement specifying such Default or Event of Default.

TRANSFER AND EXCHANGE

     A holder may transfer or exchange Convertible Notes in accordance with the Indenture. The Registrar and the Trustee may require a holder, among other things, to furnish appropriate endorsements and transfer documents and the Company may require a holder to pay any taxes and fees required by law or permitted by the Indenture. The Company is not required to exchange or register the transfer of (i) any Convertible Note for a period of 15 days next preceding any selection of Convertible Notes to be redeemed, (ii) any Convertible

Note or portion thereof selected for redemption or (iii) any Convertible Note or portion thereof surrendered for repurchase (and not withdrawn) in connection with a Designated Event.

     The registered holder of a Convertible Note will be treated as the owner of it for all purposes.

AMENDMENT, SUPPLEMENT AND WAIVER

     Except as provided in the next succeeding paragraph, the Indenture or the Convertible Notes may be amended or supplemented with the consent of the holders of at least a majority in principal amount of the then outstanding Convertible Notes (including consents obtained in connection with a tender offer or exchange offer for Convertible Notes), and any existing default or compliance with any provision of the Indenture or the Convertible Notes may be waived with the consent of the holders of a majority in principal amount of the then outstanding Convertible Notes (including consents obtained in connection with a tender offer or exchange offer for Convertible Notes).

     Without the consent of each holder affected, an amendment or waiver may not (with respect to any Convertible Notes held by a nonconsenting holder of Convertible Notes) (i) reduce the amount of Convertible Notes whose holders must consent to an amendment, supplement or waiver, (ii) reduce the principal of or change the fixed maturity of any Convertible Note or alter the provisions with respect to the redemption of the Convertible Notes, (iii) reduce the rate of or change the time for payment of interest on any Convertible Note, (iv) waive a default in the payment of principal of or interest on any Convertible Notes (except a rescission of acceleration of the Convertible Notes by the holders of at least a majority in aggregate principal amount of the Convertible Notes and a waiver of the payment default that resulted from such acceleration), (v) make any Convertible Note payable in money other than that stated in the Convertible Notes, (vi) make any change in the provisions of the Indenture relating to waivers of past Defaults or the rights of holders of Convertible Notes to receive payments of principal of or interest on the Convertible Notes, (vii) waive a redemption payment with respect to any Convertible Note, (viii) impair the right to convert the Convertible Notes into Common Stock, (ix) modify the conversion or subordination provisions of the Indenture in a manner adverse to the holders of the Convertible Notes or (x) make any change in the foregoing amendment and waiver provisions.

     Without the consent of any holder of Convertible Notes, the Company and the Trustee may amend or supplement the Indenture or the Convertible Notes to cure any ambiguity, defect or inconsistency, to provide for uncertificated Convertible Notes in addition to or in place of certificated Convertible Notes, to provide for the assumption of the Company's obligations to holders of the Convertible Notes in the case of a merger or consolidation, to make any change that would provide any additional rights or benefits to the holders of the Convertible Notes or that does not adversely affect the legal rights under the Indenture of any such holder, or to comply with requirements of the Commission in order to qualify, or maintain the qualification of, the Indenture under the Trust Indenture Act.

CONCERNING THE TRUSTEE

     An affiliate of the Trustee is also the transfer agent for the Company's Common Stock.

     The holders of a majority in principal amount of the then outstanding Convertible Notes will have the right to direct the time, method and place of conducting any proceeding for exercising any remedy available to the Trustee, subject to certain exceptions. The Indenture provides that, in case an Event of Default shall occur (which shall not be cured), the Trustee will be required, in the exercise of its power, to use the degree of care of a prudent man in the conduct of his own affairs. Subject to such provisions, the Trustee will be under no obligation to exercise any of its rights or powers under the Indenture at the request of any holder of Convertible Notes, unless such holder shall have offered to the Trustee security and indemnity satisfactory to it against any loss, liability or expense.

CERTAIN DEFINITIONS

     Set forth below are certain defined terms used in the Indenture. Reference is made to the Indenture for a full disclosure of all such terms, as well as any other capitalized terms used herein, for which no definition is provided.

     "Capital Stock" means any and all shares, interests, participations, rights or other equivalents (however designated) of equity interests in any entity, including, without limitation, corporate stock and partnership interests.

     "Default" means any event that is or, with the passage of time or the giving of notice or both, would be an Event of Default.

     "Designated Senior Debt" means any Senior Debt which, at the date of determination, has an aggregate principal amount outstanding of, or commitments to lend up to, at least $10.0 million and is specifically designated by the Company in the instrument evidencing or governing such Senior Debt as "Designated Senior Debt" for purposes of the Indenture.

     "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are in effect from time to time.

     "Guarantee" means a guarantee (other than by endorsement of negotiable instruments for collection in the ordinary course of business), direct or indirect, in any manner (including, without limitation, letters of credit and reimbursement agreements in respect thereof), of all or any part of any indebtedness.

     "Indebtedness" means, with respect to any person, all obligations, whether or not contingent, of such person (i)(a) for borrowed money (including, but not limited to, any indebtedness secured by a security interest, mortgage or other lien on the assets of such person which is (1) given to secure all or part of the purchase price of property subject thereto, whether given to the vendor of such property or to another, or (2) existing on property at the time of acquisition thereof), (b) evidenced by a note, debenture, bond or other written instrument, (c) under a lease required to be capitalized on the balance sheet of the lessee under GAAP or under any lease or related document (including a purchase agreement) which provides that such person is contractually obligated to purchase or to cause a third party to purchase such leased property, (d) in respect of letters of credit, bank guarantees or bankers' acceptances, (e) with respect to Indebtedness secured by a mortgage, pledge, lien, encumbrance, charge or adverse claim affecting title or resulting in an encumbrance to which the property or assets of such person are subject, whether or not the obligation secured thereby shall have been assumed or guaranteed by or shall otherwise be such person's legal liability, (f) in respect of the balance of deferred and unpaid purchase price of any property or assets, (g) under interest rate, currency or credit swap agreements, cap, floor and collar agreements, spot and forward contracts and similar agreements and arrangements; (ii) with respect to any obligation of others of the type described in the preceding clause (i) or under clause (iii) below assumed by or guaranteed in any manner by such person or in effect guaranteed by such person through an agreement to purchase (including, without limitation, "take or pay" and similar arrangements), contingent or otherwise (and the obligations of such person under any such assumptions, guarantees or other such arrangements); and (iii) any and all deferrals, renewals, extensions, refinancings and refundings of, or amendments, modifications or supplements to, any of the foregoing.

     "Material Subsidiary" means any Subsidiary of the Company which is "significant subsidiary" as defined in Rule 1-02(w) of Regulation S-X under the Securities Act and the Exchange Act (as such Regulation is in effect on the date hereof).

     "Obligations" means any principal, interest, penalties, fees, indemnifications, reimbursements, damages and other liabilities payable under the documentation governing any Indebtedness.

     "Representative" means the trustee, agent or representative (if any) for an issue of Senior Debt.

     "Senior Debt" means the principal of, premium, if any, interest and liquidated damages, if any, on, and fees, costs and expenses in connection with, and other amounts due on, Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, incurred, assumed or guaranteed by the Company, unless, in the instrument creating or evidencing or pursuant to which Indebtedness is outstanding, it is expressly provided that such Indebtedness is not senior in right of payment to the Convertible Notes. Senior Debt includes, with respect to the obligations described above, interest accruing, pursuant to the terms of such Senior Debt, on or after the filing of any petition in bankruptcy or for reorganization relating to the Company, whether or not post-filing interest is allowed in such proceeding, at the rate specified in the instrument governing the relevant obligation. Notwithstanding anything to the contrary in the foregoing, Senior Debt shall not include: (a) Indebtedness of or amounts owed by the Company for compensation to employees, or for goods, services or materials purchased in the ordinary course of business;
(b) Indebtedness of the Company to a Subsidiary of the Company or (c) any liability for Federal, state, local or other taxes owed or owing by the Company.

     "Subsidiary" means any corporation, association or other business entity of which more than 50% of the total voting power of shares of Capital Stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by any person or one or more of the other Subsidiaries of that person or a combination thereof.

                   CERTAIN FEDERAL INCOME TAX CONSIDERATIONS

     The following is a general discussion of certain United States federal income tax considerations relevant to holders of the Convertible Notes. This discussion is based upon the Internal Revenue Code of 1986, as amended (the "Code"), Treasury Regulations, Internal Revenue Service ("IRS") rulings and judicial decisions now in effect all of which are subject to change (possibly with retroactive effect) or different interpretations. This discussion does not purport to deal with all aspects of federal income taxation that may be relevant to a particular investor's decision to purchase the Convertible Notes, and it is not intended to be wholly applicable to all categories of investors, some of which, such as dealers in securities, banks, insurance companies, tax-exempt organizations and non-United States persons, may be subject to special rules. In addition, this discussion is limited to persons that purchase the Convertible Notes pursuant to this Prospectus and hold the Convertible Notes as a "capital asset" within the meaning of Section 1221 of the Code.

     ALL PROSPECTIVE PURCHASERS OF THE CONVERTIBLE NOTES ARE ADVISED TO CONSULT THEIR OWN TAX ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX CONSEQUENCES OF THE PURCHASE, OWNERSHIP AND DISPOSITION OF THE CONVERTIBLE NOTES AND THE COMMON STOCK.

INTEREST INCOME

     A holder of a Convertible Note will generally be required to report as income for federal income tax purposes interest earned on the Convertible Note in accordance with the holder's method of tax accounting. A holder of a Convertible Note using the accrual method of accounting for tax purposes is required to include interest in ordinary income as such interest accrues, while a cash basis holder must include interest in income when payments are received (or made available for receipt).

CONVERSION OF CONVERTIBLE NOTES INTO COMMON STOCK

     In general, no gain or loss will be recognized for federal income tax purposes on a conversion of the Convertible Notes into shares of Common Stock. However, cash paid in lieu of a fractional share of Common Stock will likely result in taxable gain (or loss), which will be capital gain or loss, to the extent that the amount of such cash exceeds (or is exceeded by) the portion of the adjusted basis of the Convertible Note allocable to such fractional share. The adjusted basis of shares of Common Stock received on conversion will equal the adjusted basis of the Convertible Note converted, reduced by the portion of adjusted basis allocated to any fractional share of Common Stock exchanged for cash. The holding period of an investor in the Common Stock received on conversion will include the period during which the converted Convertible Notes were held.

     The conversion price of the Convertible Notes is subject to adjustment under certain circumstances. See "Description of Convertible
Notes -- Conversion." Section 305 of the Code and the Treasury Regulations issued thereunder may treat the holders of the Convertible Notes as having received a constructive distribution, resulting in ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings and profits, if and to the extent that certain adjustments in the conversion price that may occur in limited circumstances (particularly an adjustment to reflect a taxable dividend to holders of Common Stock) increase the proportionate interest of a holder of Convertible Notes in the fully diluted Common Stock, whether or not such holder ever exercises its conversion privilege. Moreover, if there is not a full adjustment to the conversion price of the Convertible Notes to reflect a stock dividend or other event increasing the proportionate interest of the holders of outstanding Common Stock in the assets or earnings and profits of the Company, then such increase in the proportionate interest of the holders of the Common Stock generally will be treated as a distribution to such holders, taxable as ordinary income (subject to a possible dividends received deduction in the case of corporate holders) to the extent of the Company's then current and/or accumulated earnings.

MARKET DISCOUNT

     Investors acquiring Convertible Notes pursuant to this Prospectus should note that the resale of those Convertible Notes may be adversely affected by the market discount provisions of sections 1276 through 1278 of the Code. Under the market discount rules, if a holder of a Convertible Note purchases it at market discount (i.e., at a price below its stated redemption at maturity) in excess of a statutorily-defined de minimis amount and thereafter recognizes gain upon a disposition or retirement of the Convertible Note, then the lesser of the gain recognized or the portion of the market discount that accrued on a ratable basis (or, if elected, on a constant interest rate basis) generally will be treated as ordinary income at the time of the disposition. Moreover, any market discount on a Convertible Note may be taxable to an investor to the extent of appreciation at the time of certain otherwise non-taxable transactions (e.g., gifts). Any accrued market discount not previously taken into income prior to a conversion of a Convertible Note, however, should carry over to the Common Stock received on conversion and be treated as ordinary income upon a subsequent disposition of such Common Stock to the extent of any gain recognized on such disposition. In addition, absent an election to include market discount in income as it accrues, a holder of a market discount debt instrument may be required to defer a portion of any interest expense that otherwise may be deductible on any indebtedness incurred or maintained to purchase or carry such debt instrument until the holder disposes of the debt instrument in a taxable transaction.

SALE, EXCHANGE OR RETIREMENT OF CONVERTIBLE NOTES

     Each holder of Convertible Notes generally will recognize gain or loss upon the sale, exchange, redemption, repurchase, retirement or other disposition of those Convertible Notes measured by the difference (if any) between (i) the amount of cash and the fair market value of any property received (except to the extent that such cash or other property is attributable to the payment of accrued interest not previously included in income, which amount will be taxable as ordinary income) and (ii) the holder's adjusted tax basis in those Convertible Notes (including any market discount previously included in income by the holder). Any such gain or loss recognized on the sale, exchange, redemption, repurchase, retirement or other disposition of a Convertible Note should be capital gain or loss (except as discussed under "-- Market Discount" above), and would be long-term capital gain or loss if the Convertible Note had been held for more than one year at the time of the sale or exchange. An investor's initial basis in a Convertible Note will be the cash price paid therefor. Each holder of Common Stock into which the Convertible Notes are converted, in general, will recognize gain or loss upon the sale, exchange, redemption or other disposition of the Common Stock measured under rules similar to those described above for the Convertible Notes. However, special rules may apply to redemptions of Common Stock which may result in different treatment.

BACK-UP WITHHOLDING

     A holder of Convertible Notes or Common Stock may be subject to "back-up withholding" at a rate of 31% with respect to certain "reportable payments," including interest payments, dividend payments and, under certain circumstances, principal payments on the Convertible Notes. These back-up withholding rules apply if the holder, among other things, (i) fails to furnish a social security number or other taxpayer identification number ("TIN") certified under penalties of perjury within a reasonable time after the request therefor, (ii) furnishes an incorrect TIN, (iii) fails to report properly interest or dividends, or (iv) under certain circumstances, fails to provide a certified statement, signed under penalty of perjury, that the TIN furnished is the correct number and that the holder is not subject to back-up withholding. A holder who does not provide the Company with its correct TIN also may be subject to penalties imposed by the IRS. Any amount withheld from a payment to a holder under the back-up withholding rules is creditable against the holder's federal income tax liability, provided the required information is furnished to the IRS. Back-up withholding will not apply, however, with respect to payments made to certain holders, including corporations, tax-exempt organizations and certain foreign persons, provided their exemption from back-up withholding is properly established.

     The Company will report to the holders of Convertible Notes and Common Stock and to the IRS the amount of any "reportable payments" for each calendar year and the amount of tax withheld, if any, with respect to such payments.

                              PLAN OF DISTRIBUTION

  Pursuant to a Registration Agreement dated as of February 15, 1997 (the "Registration Agreement") between the Company and the initial purchasers named therein entered into in connection with the offering of the Convertible Notes, the Registration Statement of which this Prospectus forms a part was filed with the Commission covering the resale of the Convertible Notes and the Common Stock issuable upon conversion of the Notes (the "Securities"). The Company has agreed to use all reasonable efforts to keep the Registration Statement effective until February 15, 2000 (or such earlier date when the holders of the Securities are able to sell all such Securities immediately without restriction pursuant to Rule 144(k) under the Securities Act or any successor rule thereto or otherwise). The Company will be permitted to suspend the use of this Prospectus (which is a part of the Registration Statement) in connection with sales of Securities by holders during certain periods of time under certain circumstances relating to pending corporate developments and public filings with the Commission and similar events. The specific provisions relating to the registration rights described above are contained in the Registration Rights Agreement, and the foregoing summary is qualified in its entirety by reference to the provisions of such agreement.


  Sales of the Convertible Notes and the Conversion Shares may be effected by or for the account of the Selling Securityholders from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, through a combination of such methods of sale, or otherwise, at fixed prices that may be changed, at market prices prevailing at the time of sale, at prices related to prevailing market prices, or at negotiated prices. The Selling Securityholders may effect such transactions by selling the Convertible Notes or Conversion Shares directly to purchasers, through broker-dealers acting as agents for the Selling Securityholders, or to broker-dealers who may purchase Convertible Notes or Conversion Shares as principals and thereafter sell the Convertible Notes or Conversion Shares from time to time in transactions (which may include block transactions in the case of the Conversion Shares) on any exchange or market on which such securities are listed or quoted, as applicable, in negotiated transactions, thorough a combination of such methods of sale, or otherwise. In effecting sales, broker-dealers engaged by Selling Securityholders may arrange for other broker dealers to participate. Such broker-dealers, if any, may receive compensation in the form of discounts, concessions or commissions from the Selling Securityholders and/or the purchasers of the Convertible Notes or Conversion Shares for whom such broker-dealers may act as agents or to whom they may sell as principals, or both (which compensation as to a particular broker-dealer might be in excess of customary commissions).


  The Selling Securityholders and any broker-dealers, agents or underwriters that participate with the Selling Securityholders in the distribution of the Convertible Notes or Conversion Shares may be deemed to be "underwriters" within the meaning of the Securities Act. Any commissions paid or any discounts or concessions allowed to any such persons, and any profits received on the resale of the Notes or Conversion Shares offered hereby and purchased by them may be deemed to be underwriting commissions or discounts under the Securities Act.

  At the time a particular offering of the Convertible Notes and/or the Conversion Shares is made and to the extent required, the aggregate principal amount of Convertible Notes and number of Conversion Shares being offered, the name or names of the Selling Securityholders, and the terms of the offering, including the name or names of any underwriters, broker-dealers or agents, any discounts, concessions or commissions and other terms constituting compensation from the Selling Securityholders, and any discounts, concessions or commissions allowed or reallowed or paid to broker-dealers, will be set forth in an accompanying Prospectus Supplement.

  Pursuant to the Registration Agreement, the Company has agreed to pay all expenses incident to the offer and sale of the Convertible Notes and/or the Conversion Shares offered by the Selling Securityholders hereby, except that the Selling Securityholders will pay all underwriting discounts and selling commissions, if any. The Company has agreed to indemnify the Selling Securityholders against certain liabilities, including liabilities under the Securities Act, and to contribute to payments the Selling Securityholders may be required to make in respect thereof.

  To comply with the securities laws of certain jurisdictions, if applicable, the Convertible Notes and Conversion Shares offered hereby will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers.

  Under applicable rules and regulations under the Exchange Act, any person engaged in a distribution of the Convertible Notes or the Conversion Shares may be limited in its ability to engage in market activities with respect to such Convertible Note or Conversion Shares. In addition and without limiting the foregoing, each Selling Securityholder will be subject to applicable provisions of the Exchange Act and the rules and regulations thereunder, which provisions may limit the timing of purchase and sales of any of the Convertible Notes and Conversion Shares by the Selling Securityholders. The foregoing may affect the marketability of the Convertible Notes and the Conversion Shares.

                                 LEGAL MATTERS

     The validity of the securities offered hereby will be passed upon for the Company by Brobeck, Phleger & Harrison LLP, Palo Alto, California. As of the date of this Prospectus, partners of and other attorneys employed by Brobeck, Phleger, Harrison LLP beneficially owned 13,700 shares of the Common Stock.

                                    EXPERTS

     The consolidated financial statements of Intevac, Inc. appearing in Intevac, Inc.'s Annual Report (Form 10-K) for the year ended December 31, 1996, have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon included therein and incorporated herein by reference. Such consolidated financial statements are incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

================================================================================

  NO PERSON HAS BEEN AUTHORIZED IN CONNECTION WITH THE OFFERING MADE HEREBY TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION OTHER THAN AS CONTAINED OR INCORPORATED BY REFERENCE IN THIS PROSPECTUS, AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, ANY OF THE SECURITIES OFFERED HEREBY BY ANY PERSON IN ANY JURISDICTION IN WHICH OR TO ANY PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFERING OR SOLICITATION, NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL UNDER ANY CIRCUMSTANCES, IMPLY THAT THE INFORMATION CONTAINED IN THIS PROSPECTUS OR ANY DOCUMENT INCORPORATED BY REFERENCE HEREIN IS CORRECT AS OF ANY DATE SUBSEQUENT TO THE DATE HEREOF OR THEREOF.

                                  ------------

                               TABLE OF CONTENTS

                                                          PAGE
                                                          ----
Available Information....................................    3
Information Incorporated by Reference....................    4
Prospectus Summary.......................................    5
Risk Factors.............................................    8
Ratio of Earnings to Fixed Charges.......................   18
Use of Proceeds..........................................   18
Dividend Policy..........................................   18
Selling Securityholders..................................   18
Description of Capital Stock.............................   19
Description of Convertible Notes.........................   21
Certain Federal Income Tax Considerations................   36
Plan of Distribution.....................................   39
Legal Matters............................................   40
Experts..................................................   40

================================================================================


================================================================================

                                  $ 57,500,000

                                  INTEVAC, INC.

                        6 1/2% Convertible Subordinated
                                 Notes due 2004
                                      And
                             Shares of Common Stock
                        Issuable upon Conversion Thereof

                                   ---------

                                   PROSPECTUS


                                  May 5, 1997

================================================================================